Exhibit 2.1

Execution Version

PURCHASE AND SALE AGREEMENT

AMONG

EP ENERGY E&P COMPANY, L.P. &

EPE NOMINEE CORP.

TOGETHER AS SELLER

AND

ATLAS RESOURCE PARTNERS, L.P.,

AS BUYER

i

4.3	Buyer’s Indemnity Obligation	36
4.4	Claim Periods, Deductible, Threshold, Cap and Materiality Exclusion	36
4.5	Notice of Claims	37
4.6	Defense of Non-Party Claims	38
4.7	Waiver of Certain Damages	39
4.8	Survival of Claims	39
4.9	Exclusive Remedy	39
4.10	Extent of Indemnification	39

ARTICLE 5	DISCLAIMER	39

ARTICLE 6	SELLER’S REPRESENTATIONS AND WARRANTIES	40

6.1	Organization and Good Standing	40
6.2	Authority; Authorization of Agreement	40
6.3	No Violations	41
6.4	Capitalization	41
6.5	Liability for Brokers’ Fees	41
6.6	Legal Proceedings	41
6.7	Bankruptcy	42
6.8	Taxes	42
6.9	Material Contracts	42
6.10	No Violation of Laws	43
6.11	Preferential Purchase Rights	43
6.12	Imbalances; Payout Balances	44
6.13	Royalties etc.	44
6.14	Current Commitments	44
6.15	Tax Partnerships	44
6.16	Production Taxes	44
6.17	Employee Matters	44
6.18	[Reserved]	45
6.19	Investment Company	45
6.20	Regulatory Status	45
6.21	Easements	46
6.22	Oil and Gas Operations	46
6.23	Current Bonds	46
6.24	No Undisclosed Material Liabilities	46
6.25	Company Gas Marketing	46

ARTICLE 7	BUYER’S REPRESENTATIONS AND WARRANTIES	46

7.1	Organization and Good Standing	46
7.2	Authority; Authorization of Agreement	47
7.3	No Violations	47
7.4	Liability for Brokers’ Fees	47
7.5	Claims, Disputes and Litigation	47
7.6	Bankruptcy	47
7.7	Independent Evaluation	47
7.8	Financing; Resources and Other Capabilities	48
7.9	Regulatory	48

7.10	Buyer Financial Statements	48
7.11	Securities Law Compliance	48

ARTICLE 8	COVENANTS	48

8.1	Conduct of Business	48
8.2	Return of Information	51
8.3	Bonds and Other Credit Support	51
8.4	Record Retention	52
8.5	Notifications	52
8.6	Release of Liens	52
8.7	Consents	52
8.8	Preferential Purchase Rights	54
8.9	Operatorship	55
8.10	Employment Matters	56
8.11	HSR Act	58
8.12	Change of Name	58
8.13	Efforts	59
8.14	Records in Seller’s Possession	59
8.15	Investigation	59
8.16	Financial Information	59

ARTICLE 9	CONDITIONS PRECEDENT TO CLOSING	60

9.1	Conditions Precedent to Seller’s Obligation to Close	60
9.2	Conditions Precedent to Buyer’s Obligation to Close	61
9.3	Condition Precedent to Obligation of Each Party to Close	61

ARTICLE 10	THE CLOSING	62

10.1	Closing	62
10.2	Obligations of Seller at Closing	62
10.3	Obligations of Buyer at Closing	63

ARTICLE 11	TERMINATION	63

11.1	Grounds for Termination	63
11.2	Effect of Termination	64
11.3	Confidentiality	64

ARTICLE 12	TAXES	65

12.1	Like Kind Exchange	65
12.2	Cooperation on Tax Matters	65
12.3	Proration of Property Taxes	65
12.4	Transfer Taxes	65

ARTICLE 13	MISCELLANEOUS	66

13.1	Notices	66
13.2	Transaction and Filing Costs	67
13.3	Amendments and Severability	67
13.4	Successors and Assigns	67
13.5	Headings	68
13.6	Governing Law; Jurisdiction; Waiver of Trial by Jury	68
13.7	No Partnership Created	68

13.8	Public Announcements	68
13.9	No Third Party Beneficiaries	68
13.10	Construction	68
13.11	Schedules	69
13.12	Conspicuousness of Provisions	69
13.13	Execution in Counterparts	69
13.14	Entire Agreement	69
13.15	Exclusivity Agreement	69
13.16	Seller Obligations	69
13.17	Debt Financing Parties	69

EXHIBITS AND SCHEDULES

EXHIBIT A-1	Leases
EXHIBIT A-2	Wells
EXHIBIT A-3	Marketing Agreements to be Assigned
EXHIBIT B	Excluded Assets
EXHIBIT C	Buyer Certificate
EXHIBIT D-1	Seller Certificate
EXHIBIT D-2	Seller Certificate
EXHIBIT E	Assignment
EXHIBIT F	Transition Services Agreement
EXHIBIT G-1	Deed
EXHIBIT G-2	Mineral Deed

SCHEDULE 1.1-A	Seller’s Knowledge Individuals
SCHEDULE 1.1-B	Buyer’s Knowledge Individuals
SCHEDULE 2.8(a)	Purchase Price Allocation
SCHEDULE 2.8(b)	Tax Allocation
SCHEDULE 3.4(c)	Insurance
SCHEDULE 6.3	Consents or Approvals
SCHEDULE 6.4	Capitalization
SCHEDULE 6.6	Legal Proceedings
SCHEDULE 6.8	Tax Matters
SCHEDULE 6.9	Material Contracts
SCHEDULE 6.9(a)(xiii)	Specified Company Contracts
SCHEDULE 6.10	Violation of Laws
SCHEDULE 6.11	Preferential Purchase Rights
SCHEDULE 6.12	Imbalances
SCHEDULE 6.14	Current Commitments
SCHEDULE 6.15	Tax Partnerships
SCHEDULE 6.16	Production Taxes
SCHEDULE 6.17(d)	Employee Matters
SCHEDULE 6.21	Easements
SCHEDULE 6.22	Oil and Gas Operations
SCHEDULE 6.23	Current Bonds
SCHEDULE 8.1(a)(ii)(E)	Approved Expenditures
SCHEDULE 8.7(e)	Specified Consents
SCHEDULE 8.10(b)	Available Employees
SCHEDULE 8.10(g)	Certain Available Employees

v

PURCHASE AND SALE AGREEMENT

This Purchase and Sale Agreement (together with the Exhibits and Schedules made a part hereof, this “Agreement”), dated the 9th day of June, 2013 (the “Execution Date”), is made by and among EP Energy E&P Company, L.P., a Delaware limited partnership, and EPE Nominee Corp., a Delaware corporation (together, “Seller”), on the one hand, and Atlas Resource Partners, L.P., a Delaware limited partnership (“Buyer”), on the other hand.  Seller and Buyer are sometimes hereinafter referred to individually as a “Party” and collectively as the “Parties”:

WHEREAS, Seller desires to sell and Buyer desires to purchase the oil and gas leases, royalty interests, operating rights and other properties, interests, assets and rights comprising the Assets;

NOW, THEREFORE, for a good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

ARTICLE 1
DEFINITIONS

1.1          Definitions; References and Construction.  In this Agreement, capitalized terms have the meanings provided in this Article 1, unless defined elsewhere in this Agreement.  All defined terms include both the singular and the plural of such terms.  All references to Sections refer to Sections in this Agreement, and all references to Exhibits or Schedules refer to Exhibits or Schedules made a part of this Agreement.  When the term “herein” is used in this Agreement, reference is made to the entire Agreement and not to any particular Section or subparagraph of a Section.  The word “including” shall mean including without limitation.  The words “shall” and “will” are interchangeably used throughout this Agreement and shall accordingly be given the same meaning, regardless of which word is used.

“3.9(c) Assets” has the meaning set forth in Section 3.9(c).

“3.19(c) Assets” has the meaning set forth in Section 3.19(c).

“11.1(d) Proceeding” has the meaning set forth in Section 11.1(d).

“Access Period” has the meaning set forth in Section 8.16.

“Accounting Referee” means one of the U.S. big four accounting firms mutually agreed upon by the Parties, together with any experts such firm may require in order to settle a particular dispute.

“Adjusted Purchase Price” has the meaning set forth in Section 2.3.

“Adjustments” means the adjustments to the Base Purchase Price pursuant to Section 2.5.

“AFE’s” has the meaning set forth in Section 6.14.

“Affiliate” means any Person that, directly or indirectly, through one or more entities, controls or is controlled by or is under common control with the Person specified.  For the purpose of the immediately preceding sentence, the term “control” means the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities or by contract or agency or otherwise.

“Aggregate Defect Deductible” means an amount equal to 3% of the Base Purchase Price.

“Agreement” has the meaning set forth in the introductory paragraph, together with all Exhibits and Schedules attached hereto, as the same may be amended.

“Allocated Values” has the meaning set forth in Section 2.8(a).

“Assets” has the meaning set forth in Section 2.1.

“Assigned Shares” has the meaning set forth in Section 6.4.

“Assignment” means a document in the form of Exhibit E.

“Assumed Liabilities” has the meaning set forth in Section 2.10.

“Available Employees” has the meaning set forth in Section 8.10(b).

“Barrel” or “Bbl” means 42 U.S. gallons.

“Base Purchase Price” has the meaning set forth in Section 2.3.

“BLM” means the Bureau of Land Management, Department of the Interior, United States of America.

“Benefit Plan” means any “employee benefit plan” within the meaning of Section 3(3) of ERISA (whether or not subject to ERISA) and any employment, retention, profit-sharing, bonus, stock option, stock purchase, restricted stock and other equity- or equity-based, incentive, deferred compensation, severance, termination or other benefit plan, program, policy, agreement or arrangement sponsored, maintained or contributed to by Seller or any of its Affiliates or any of their respective ERISA Affiliates for the benefit of any current or former Available Employee, other than any Multiemployer Plan.

“Business Day” means a Day other than Saturday, Sunday or any other Day when federally chartered banks in the United States are required to be closed.

“Business Employee” has the meaning set forth in Section 8.10(b).

“Buyer” has the meaning set forth in the introductory paragraph.

“Buyer Certificate” means the certificate attached as Exhibit C.

“Buyer Group” means Buyer and its Affiliates together with its and their members, partners, officers, directors, agents, representatives, consultants and employees.

“Buyer Incremental Cost” means any incremental costs, liabilities or obligations incurred or value reduction to Buyer or any of its Affiliates.

“Buyer Plan” has the meaning set forth in Section 8.10(d).

“Buyer’s Auditor” has the meaning set forth in Section 8.16.

“Buyer’s Representatives” has the meaning set forth in Section 3.4(a).

“Buyer’s Sales Price Notice” has the meaning set forth in Section 2.8(b).

“Casualty Loss” means any loss, damage or reduction in value of the Assets that occurs during the period between Execution Date and Closing as a result of acts of God, including fire, explosion, earthquake, windstorm, flood or other casualty, or as a result of any portion of the Assets being taken in condemnation or under right of eminent domain by any Governmental Authority, but excluding any loss, damage or reduction in value as a result of depreciation, ordinary wear and tear and any change in condition of the Assets for production of Hydrocarbons through normal depletion (including the watering-out of any well, collapsed casing or sand infiltration of any well).

“Claims” means any and all claims, demands, suits, causes of action, losses, damages, liabilities, fines, penalties, fees, expenses and costs (including reasonable attorneys’ fees and costs of litigation).

“Close” or “Closing” means the consummation of the sale of the Assets and the Assigned Shares from Seller to Buyer, including execution and delivery of all documents and other legal consideration as provided for in this Agreement pursuant to Article 10.

“Closing Amount” has the meaning set forth in Section 2.3.

“Closing Date” has the meaning set forth in Section 10.1.

“Code” means the Internal Revenue Code of 1986, as amended.

“Companies” means Black Warrior Methane Corp., an Alabama corporation, and Black Warrior Transmission Corp., an Alabama corporation.

“Confidential Information” has the meaning set forth in the Confidentiality Agreement.

“Confidentiality Agreement” means that certain Confidentiality Agreement dated April 9, 2013 between Seller and Buyer.

“Consent Agreement” has the meaning set forth in Section 8.7(d).

“Contracts” has the meaning set forth in Section 2.1(c).

“CPR” means the International Institute for Conflict Prevention and Resolution.

“Cure Period” has the meaning set forth in Section 3.8.

“Customary Post-Closing Consents” means consents and approvals from Governmental Authorities that are customarily obtained after Closing in connection with a transaction similar to the one contemplated by this Agreement, which shall include pro-forma filings with the applicable Governmental Authority to provide notice of or to request a change in operatorship or ownership for any Leases by or with the BLM.

“Day” means a calendar day consisting of 24 hours from midnight to midnight.

“Debt Financing Party” has the meaning set forth in Section 13.17.

“Defect Claim Date” has the meaning set forth in Section 3.6.

“Defects Escrow” has the meaning set forth in Section 3.15(b)(i).

“Defects Escrow Agent” has the meaning set forth in Section 3.15(b)(i).

“Defects Escrow Agreement” has the meaning set forth in Section 3.15(b)(i).

“Defensible Title” means, as immediately prior to the Effective Time and subject to and except for the Permitted Encumbrances, (a) Seller (i) with respect to each Well and Well Location shown on Schedule 2.8(a), is entitled to receive not less than the percentage set forth on Schedule 2.8(a) for such Well or Well Location as the Net Revenue Interest of all Hydrocarbons produced, saved and marketed from or allocated to such Well or Well Location, with respect to the Target Formation for such Well or Well Location, all without reduction, suspension or termination of such interests, throughout the productive life of such Well or Well Location, except as set forth on Schedule 2.8(a) and except for changes or adjustments that result from (A) the establishment or amendment from and after the Execution Date of pooling declarations or units or changes in existing units (or the participating areas therein) if permitted by the terms of this Agreement or required by Law, (B) Imbalances to the extent set forth on Schedule 6.12 or to the extent accounted for in the purchase price adjustments in Section 2.5, (C) operations for which Seller may from and after the Execution Date be a non-consenting owner, if permitted by the terms of this Agreement, (D) operations conducted as specifically required by this Agreement or consented to by Buyer or (E) any reversion of interest pursuant to the terms of applicable Contracts or by operation of Law to co-owners with respect to operations in which such co-owners, after the Execution Date, elect not to consent, and (ii) is obligated to bear a percentage of the costs and expenses relating to the maintenance, development and operation of such Well or Well Location shown on Schedule 2.8(a) not greater than the Working Interest shown on Schedule 2.8(a) for such Well or Well Location, with respect to the Target Formation for such Well or Well Location, without a proportionate increase of the Net Revenue Interest throughout the productive life of such Well or Well Location, except as set forth on Schedule 2.8(a), and except for changes or adjustments that result from contribution requirements with respect to defaulting or non-consenting co-owners; and (b) the title of Seller with respect to any such Well or Well Location is free and clear of all liens, encumbrances and defects other than Permitted Encumbrances.

“Dollars” means United States Dollars.

“Effective Time” means May 1, 2013, at 12:01 a.m. local time where the Assets are located.

“End Date” has the meaning set forth in Section 11.1(c).

“Environmental Arbitrator” has the meaning set forth in Section 3.21.

“Environmental Assessment” has the meaning set forth in Section 3.16(a).

“Environmental Condition” shall mean (a) a condition existing prior to, at or after the Closing Date with respect to the air, soil, subsurface, surface waters, ground waters and/or sediments that causes any Asset or Company (or Seller with respect to any Asset or Company) to not be in compliance with any Environmental Laws,  (b) the existence with respect to any Asset or its operation of any environmental pollution, contamination, degradation, or damage such that remedial or corrective action is presently required (or if known, would be presently required) under Environmental Laws or (c) the failure of an Asset to be in compliance with any operational or permitting requirements imposed under Environmental Laws applicable to the Assets as of the Closing Date.

“Environmental Defect” has the meaning set forth in Section 3.17.

“Environmental Defect Amount” has the meaning set forth in Section 3.17.

“Environmental Defect Notice” has the meaning set forth in Section 3.17.

“Environmental Laws” means any and all Laws relating to the environment, the prevention of pollution, the preservation and restoration of environmental quality, the protection of human health, wildlife or environmentally sensitive areas, the remediation of contamination, the generation, handling, treatment, storage, transportation, disposal or release into the environment of waste materials, or the regulation of or exposure to hazardous, toxic or other substances alleged to be harmful.  Environmental Laws include all applicable judicial and administrative Orders, consent decrees or directives issued by a Governmental Authority pursuant to the foregoing.  Unless expressly included in and required by applicable requirements of statutes, regulations, judicial and administrative Orders, consent decrees or directives issued by a Governmental Authority included in Environmental Laws, Environmental Laws do not include good or desirable operating practices or standards that may be employed or adopted by other oil or gas well or pipeline operators or recommended by a Governmental Authority that exceed the requirements of Environmental Laws.  Furthermore, Environmental Laws do not include the Occupational Safety and Health Act or any other Law governing worker safety or workplace conditions.

“Environmental Liabilities” means any and all liabilities, responsibilities, claims, suits, losses, costs (including remediation, removal, response, abatement, clean-up, investigative, and/or monitoring costs and any other related costs and expenses), damages, natural resource damages, settlements, consulting fees, expenses, assessments, liens, penalties, fines, orphan share, prejudgment and post-judgment interest, court costs, and reasonable attorney fees incurred or imposed (a) pursuant to any order, notice of responsibility, directive (including requirements embodied in Environmental Laws), injunction, judgment or similar ruling or act (including settlements) by any Governmental Authority to the extent arising out of any violation of, or remedial obligation under, any Environmental Law that is attributable to (or for which any liability or responsibility is incurred or imposed as a result of) the ownership or operation of the Assets prior to, at or after the Closing Date, or (b) pursuant to any claim or cause of action by a Governmental Authority or other Person for personal injury, death, property damage, damage to natural resources, remediation or response costs, or similar costs or expenses to the extent arising out of a release of Hazardous Materials or any violation of, or any remediation obligation under, any Environmental Laws that is attributable to (or for which any liability or responsibility is incurred or imposed as a result of) the ownership or operation of the Assets prior to, at or after the Closing Date, or (c) as a result of Environmental Conditions; provided, however, that Environmental Liabilities shall not include any Claims for which Seller is required to indemnify Buyer pursuant to Article 4.

“Equipment” has the meaning set forth in Section 2.1(e).

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is, or was at the relevant time, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes or included the first entity, trade or business, or that is, or was at the relevant time, a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

“Excluded Assets” means (a) those assets, interests, rights and contracts described on Exhibit B and (b) any Title Defect Properties, 3.19(c) Assets, Consent Agreements, the Assets subject to the Specified Consent (if applicable) and Preferential Right Properties in each case if excluded from the Assets pursuant to Section 3.9(c), Section 3.15(b), Section 3.19(c), Section 8.7(d), Section 8.7(e), or Section 8.8(b), respectively, together with a pro rata share of all of Seller’s right, title and interest in, to and under all Wells, Equipment, Hydrocarbons, and Records included in the Assets that are directly related or attributable to such excluded Title Defect Properties, Consent Agreements, the Assets subject to the Specified Consent (if applicable) or Preferential Right Properties.

“Excluded Taxes” means (a) any Taxes (excluding Production Taxes, Property Taxes and other taxes that are pro-rated to Buyer in any part of this Agreement as well as Transfer Taxes as defined in Section 12.4) of, or required to paid by, Seller or any of its Affiliates for any period, and (b) any Taxes of or relating to the Assets or the Assumed Liabilities for or attributable to the Pre-Effective Time Tax Period, including any Production Taxes and any Property Taxes.  For purposes of this Agreement, in the case of any Straddle Period, (i) Property Taxes allocable to the Pre-Effective Time Tax Period shall be equal to the amount of such Property Taxes for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of Days during the Straddle Period that are in the Pre-Effective Time Tax Period and the denominator of which is the number of Days in the entire Straddle Period and (ii) Taxes

(other than Property Taxes) for the Pre-Effective Time Tax Period shall be computed as if such taxable period ended as of the close of business on the Effective Time.

“Execution Date” has the meaning set forth in the introductory paragraph.

“Field Employee” has the meaning set forth in Section 8.10(h).

“Filings” has the meaning set forth in Section 8.16.

“Final Settlement Statement” has the meaning set forth in Section 2.7.

“Governmental Authority” means any federal, state, local, municipal, tribal or other government; any governmental, regulatory or administrative agency, commission, body or other authority exercising or entitled to exercise any administrative, executive, judicial, legislative, police, regulatory or taxing authority or power; and any court or governmental tribunal, including any tribal authority having jurisdiction.

“Hazardous Materials” shall mean any substance or material that is designated, classified, characterized or regulated as a “hazardous substance”, “hazardous waste”, “hazardous material”, “toxic substance”, “pollutant” or “contaminant” under Environmental Laws, or that forms the basis of liability under Environmental Laws.

“Hedges” means any swap, collar, floor, cap, option or other Contract that is intended to eliminate or reduce the risk of fluctuations in the price of Hydrocarbons.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Hydrocarbons” means oil, gas, natural gas liquids, casinghead gas, coal bed methane, condensate and other gaseous and liquid hydrocarbons or any combination thereof.

“Imbalance” means over-production or under-production or over-deliveries or under-deliveries on account of (a) any imbalance at the wellhead between the amount of Hydrocarbons produced from a Well constituting part of the Assets and allocable to the interests of Seller, and the shares of production from the relevant Well that are actually taken by or delivered to or for the account of Seller and (b) any marketing imbalance between the quantity of Hydrocarbons constituting part of the Assets and required to be delivered by or to Seller under any Contracts relating to the purchase and sale, gathering, transportation, storage, treating, processing, or marketing of Hydrocarbons and the quantity of Hydrocarbons actually delivered by or to Seller pursuant to the applicable Contracts.

“Indemnity Claim” has the meaning set forth in Section 4.5.

“Indemnity Claim Notice” has the meaning set forth in Section 4.5.

“Indemnity Deductible Amount” means an amount equal to 3% of the Adjusted Purchase Price.

“Indemnity Obligations” mean the obligations of a Party to RELEASE, DEFEND, INDEMNIFY and HOLD HARMLESS the other Party from and against specified Claims as provided in this Agreement.

“Individual Environmental Defect Threshold” has the meaning set forth in Section 3.22.

“Individual Indemnity Threshold” has the meaning set forth in Section 4.4(a)(ii).

“Individual Title Defect Threshold” has the meaning set forth in Section 3.14.

“Knowledge” means (a) with respect to Seller, the actual knowledge (without any obligation of independent investigation) of the individuals set forth on Schedule 1.1-A and (b) with respect to Buyer, the actual knowledge (without any obligation of independent investigation) of the individuals set forth on Schedule 1.1-B.

“Laws” means any and all laws, statutes, ordinances, permits, decrees, writs, injunctions, Orders, codes, judgments, principles of common law, rules or regulations (including Environmental Laws) that are promulgated, issued or enacted by a Governmental Authority having jurisdiction.

“Leases” has the meaning set forth in Section 2.1(a).

“Legal Proceedings” means any and all proceedings, suits and causes of action by or before any Governmental Authority and all arbitration proceedings.

“Legal Right” means, to the extent arising from, or in any way related to the Companies, the legal authority and right, including through the exercise of voting, managerial or other similar authority or right, if any; provided, however, that a Legal Right shall be deemed not to exist with respect to any contemplated conduct unless Seller reasonably determines that such conduct would not constitute a violation, termination or breach of, or require any payment under, or permit any termination under, any agreement, applicable Law, duty or any other obligation.

“Lowest Cost Response” means the response required or allowed under Environmental Laws that cures, remediates, removes or otherwise remedies the applicable condition present at the lowest cost (considered as a whole taking into consideration any material negative impact such response may have on the operations of the relevant Assets and any potential material additional costs or liabilities that may likely arise as a result of such response) as compared to any other response that is required or allowed under Environmental Laws and that will permit the continued operation of the affected Asset (to the extent it constitutes an operated Asset on the Effective Time) in substantially the same manner in which it is operated on the Effective Time.  The Lowest Cost Response shall not include (a) the costs of Buyer’s or any of its Affiliate’s employees, project manager(s) or attorneys, (b) expenses for matters that are costs of doing business, e.g., those costs that would ordinarily be incurred in the day-to-day operations of the Assets, or in connection with permit renewal/amendment activities, maintenance on active Resource Conservation and Recovery Act of 1976 (as amended, “RCRA”) management units, and operation and oversight of active RCRA management units, in each case in the absence of the relevant Environmental Condition, (c) overhead costs of Buyer or its

Affiliates, (d) costs and expenses that would not have been required under Environmental Laws as they exist on the Execution Date, (e) costs or expenses incurred in connection with remedial or corrective action that is designed to achieve standards that are more stringent than those required for similar facilities or that fails to reasonably take advantage of applicable risk reduction or risk assessment principles allowed under applicable Environmental Laws, and/or (f) any costs or expenses relating to the assessment, remediation, removal, abatement, transportation and disposal of any asbestos, asbestos containing materials or NORM.

“Marketing Agreements” means the agreements described on Exhibit A-3.

“Material Adverse Effect” means an event or circumstance that has had or would reasonably be expected to have a material adverse effect on (a) the ownership, operations or condition of the Assets and the Companies (as currently owned and operated) or the results of operations of Seller with respect to the Assets and the Companies taken as a whole or (b) the ability of Seller to consummate the transactions contemplated by this Agreement; provided, (i) any actual change or changes in reserves (including any reclassification or recalculation of reserves in the ordinary course of business); (ii) any change in the prices of Hydrocarbons; (iii) natural declines in well performances; (iv) general business, economic or political conditions; (v) events resulting from Casualty Losses; (vi) general regional, national or international industry conditions (including changes in applicable Laws and changes in financial or market conditions); (vii) changes or reinterpretations in U.S. generally accepted accounting principles or Law; (viii) the existence of a Preferential Purchase Right as to any of the Assets; (ix) any change resulting from the taking of any action required by or through failure to take any action prohibited by this Agreement; (ix) changes as a result of the negotiation, announcement, execution or performance of this Agreement; or (x) actions taken or omitted to be taken by or at the request of Buyer; or (xii) Orders, actions or inactions of any Governmental Authority of general applicability other than as a result of a violation of applicable Law by Seller, shall be deemed not to constitute a Material Adverse Effect.

“Material Contracts” has the meaning set forth in Section 6.9(a).

“MCF” means thousand cubic feet.

“Multiemployer Plan” means any “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA.

“Multiple Employer Plan” means any employee benefit plan that has two or more contributing sponsors at least two of whom are not under common control within the meaning of Section 4063 of ERISA.

“Net Revenue Interest” means the interest (expressed as a percentage or decimal fraction) as set forth on Schedule 2.8(a), in and to Hydrocarbons produced from or allocated to a Well or Well Location.

“NGA” has the meaning set forth in Section 6.20.

“NGPA” has the meaning set forth in Section 6.20.

“Non-Party” means any Person other than the Parties or their respective Affiliates.

“NORM” means naturally occurring radioactive material, including technically enhanced NORM or TENORM.

“Oil and Gas Properties” has the meaning set forth in Section 2.1(b).

“Operating Expenses” shall mean Seller’s obligation for any expenses (including lease operating expense, drilling and completion costs, seismic costs, workover costs, joint interest billings and overhead charges under applicable operating agreements) or other liabilities which relate to the Assets or are otherwise incurred by Seller in connection with the ownership, operation, development or maintenance of the Assets.

“Operative Documents” means those documents referenced in Sections 10.2 and 10.3.

“Order” means any order, judgment, injunction, non-appealable final order, ruling or decree of any court or other Governmental Authority.

“Overhead Rate” means $957,185.00.

“Party” or “Parties” has the meaning set forth in the introductory paragraph.

“Permitted Encumbrances” means with respect to any Asset any and all of the following:

(a)                                 consents to assignment and similar contractual provisions affecting such Asset, including Customary Post-Closing Consents;

(b)                                 Preferential Purchase Rights set forth on Schedule 6.11;

(c)                                  notices to and filings with a Governmental Authority required for the consummation of the transaction contemplated by this Agreement;

(d)                                 rights reserved to or vested in a Governmental Authority having jurisdiction to control or regulate such Asset in any manner whatsoever and all Laws of such Governmental Authorities;

(e)                                  easements, rights-of-way, permits, licenses, servitudes, surface leases, sub-surface leases, equipment, pipelines, utility lines and structures on, over or through such Asset that do not materially affect or impair the ownership, use or operation of such Asset;

(f)                                   liens for Taxes or assessments not yet delinquent or, if delinquent, that are being contested in good faith in the normal course of business;

(g)                                  liens of operators relating to obligations not yet delinquent or, if delinquent, that are being contested in good faith in the normal course of business;

(h)                                 any (i) undetermined or inchoate liens or charges constituting or securing the payment of expenses that were incurred incidental to maintenance, development, production or operation of such Asset or for the purpose of developing, producing or processing Hydrocarbons therefrom or therein and (ii) materialman’s, mechanics’, repairmen’s, employees’, contractors’ or other similar liens or charges, in the case of each of (i) and (ii) arising by operation of Law in the ordinary course of business relating to obligations not yet delinquent or, if delinquent, that are being contested in good faith in the normal course of business;

(i)                                     conventional rights of reassignment upon final intention to abandon or release an Asset;

(j)                                    rights of a common owner of an interest in rights-of-way, permits or easements held by Seller and such owner as tenant in common or through common ownership which do not individually or in the aggregate materially impair the use of the Assets as owned and operated as of the Effective Time;

(k)                                 any liens or security interests created by Law or reserved in oil and gas leases for royalty, bonus or rental, or created to secure compliance with the terms of the document (including memoranda of conveyance) that creates or reserves to such Asset, in each case arising by operation of Law in the ordinary course of business relating to obligations not yet delinquent or, if delinquent, that are being contested in good faith in the normal course of business;

(l)                                     any obligations or duties affecting such Asset to any Governmental Authority with respect to any franchise, grant, license or permit of record or described in the Schedules, in each case other than any obligation or duty arising from or related to a breach or violation by Seller or the Companies;

(m)                             the terms and conditions of the instruments creating such Asset and all lessors’ royalties, overriding royalties, net profits interests, carried interests, production payments, reversionary interests and other burdens on or deductions from the proceeds of production created or in existence as of the Effective Time, in each case that do not operate to reduce the Net Revenue Interest for such Asset (if any) to an amount less than the Net Revenue Interest set forth in Schedule 2.8(a) for such Asset with respect to the Target Formation, or increase the Working Interest for such Asset (if any) without a corresponding increase in the corresponding Net Revenue Interest to an amount greater than the Net Revenue Interest set forth in Schedule 2.8(a) for such Asset with respect to the Target Formation;

(n)                                 production sales contracts; division orders; contracts for sale, purchase, exchange, refining or processing of Hydrocarbons; farm-out or farm-in agreements; participation agreements; unitization and pooling designations, declarations, orders and agreements; operating agreements; agreements of development; area of mutual interest agreements; gas balancing and deferred production agreements; plant agreements; pipeline, gathering and transportation agreements; injection, repressuring and recycling agreements; carbon dioxide purchase or sale agreements; salt water or other disposal agreements; and seismic or geophysical permits or agreements; in each case to the extent the same are ordinary and customary to the oil, gas and other mineral exploration, development, processing or extraction business; provided that such instruments do not, individually or in the aggregate, materially affect or impair the ownership, use or operation of such Asset.

(o)                                 Title Defects waived by Buyer in writing;

(p)                                 the Contracts set forth on Schedule 6.9;

(q)                                 the terms and conditions of any Lease that do not operate to reduce the Net Revenue Interest for such Lease (if any), increase the Working Interest for such Lease (if any) without a corresponding increase in the corresponding Net Revenue Interest, or otherwise, individually or in the aggregate interfere materially with the operation or use of such Lease;

(r)                                    zoning and planning ordinances and municipal regulations;

(s)                                   liens of landowners that do not materially interfere with the use or ownership of the Assets subject thereto or affected thereby and secure amounts not yet delinquent; and

(t)                                    the terms and conditions of this Agreement.

“Permitted Share Encumbrances” means: (i) transfer restrictions or other encumbrances caused by or created under (A) federal and state securities laws, (B) the organizational documents of the Companies as provided to Buyer prior to the Execution Date and (C) the limited liability company or other similar statute of any applicable jurisdiction; or (ii) encumbrances caused or created by Buyer.

“Person” means an individual, group, partnership, corporation, limited liability company, trust or other entity.

“Phase 1 Activities” means a review of the records maintained by Governmental Authorities, pre-inspection questionnaire, site visits to perform a visual inspection and interviews with Seller’s personnel having responsibility for environmental compliance matters with respect to the Assets.  Phase 1 Activities do not include sampling or invasive activities.

“Post-Closing Defect” has the meaning set forth in Section 3.15(b)(i).

“Pre-Effective Time Tax Period” means any Tax period ending on or before the Effective Time and the portion of any Straddle Period ending on the Effective Time.

“Preferential Purchase Right” has the meaning set forth in Section 6.11.

“Preferential Right Property” has the meaning set forth in Section 8.8(b).

“Preliminary Settlement Statement” has the meaning set forth in Section 2.6.

“Prime Rate” means the rate of interest published and updated from time to time by the Wall Street Journal as the “prime” rate.

“Production Taxes” has the meaning set forth in Section 6.16.

“Property Taxes” means real, personal and intangible ad valorem property taxes.

“Qualifying Offer of Employment” has the meaning set forth in Section 8.10(b).

“Records” has the meaning set forth in Section 2.1(g).

“Retained Interests” means those Excluded Assets specifically identified in Exhibit B as “Retained Interests” and which will be retained by Seller after Closing.

“Retained Liabilities” means the following obligations of Seller or its Affiliates to the extent resulting or arising from, or attributable to, the use, ownership or operation of the Assets by Seller or any of its Affiliates and attributable to periods prior to the Effective Time:

(a)                                 all obligations and amounts owed to any employees of Seller relating to the employment of such individuals by Seller or the termination of employment of such individuals by Seller;

(b)                                 all obligations and liabilities arising under any employee benefit or welfare plan maintained by Seller, including without limitation any Benefit Plan;

(c)                                  all Claims asserted by any employee of Seller for bodily injury or death;

(d)                                 all liabilities of or relating to Excluded Taxes;

(e)                                  all fines and penalties imposed or levied by any Governmental Authority resulting from any criminal investigation or criminal proceedings relating to Seller’s ownership, use, maintenance or operation of the Assets (except to the extent relating to any Environmental Condition); and

(f)                                   all Claims asserted by any Non-Parties for bodily injury to or death of such Non-Parties or damage to property owned by such Non-Parties to the extent such Claims are covered by any of Seller’s Insurance Policies.

“Security Arrangements” has the meaning set forth in Section 8.3.

“Seller” has the meaning set forth in the introductory paragraph.

“Seller Certificate” means, collectively, the certificates attached as Exhibits D-1 and D-2.

“Seller Group” means Seller and its Affiliates, together with its and their members, partners, officers, directors, agents, representatives, consultants and employees.

“Seller Obligations” means obligations of the Seller pursuant to any Security Arrangement or property of the Seller that secures the repayment of any amounts advanced pursuant to a Security Arrangement.

“Seller’s Insurance Policy” means (i) any insurance policy issued to Seller or any Affiliate of Seller, or (ii) any insurance policy (including reinsurance) issued by any insurance company Affiliate of Seller.

“Severance Plan” has the meaning set forth in Section 8.10(b).

“Specified Company Contract” has the meaning set forth in Schedule 6.9(a)(xiii).

“Specified Consent” means the consent set forth on Schedule 8.7(e).

“Specified Representations and Warranties” means the representations and warranties of Seller set forth in Sections 6.1, 6.2, 6.5 and 6.8.

“Straddle Period means any tax period beginning before and ending on or after the Effective Time.

“Surface Contracts” has the meaning set forth in Section 2.1(d).

“Suspended Funds” means those proceeds from the sale of Hydrocarbons attributable to the Assets and payable to owners of working interests, royalties, overriding royalties and other similar interests that are held by Seller in suspense as of the Closing Date including royalty proceeds held in suspense.

“Target Formation” has the meaning set forth on Exhibit A-2 with respect to each corresponding Well or Well Location.

“Tax” or “Taxes” means any taxes, assessments, fees and other governmental charges imposed by any Taxing Authority, including without limitation income, profits, gross receipts, net proceeds, alternative or add-on minimum, ad valorem, value added, turnover, sales, use, property, personal property (tangible and intangible), environmental, stamp, leasing, lease, user, excise, duty, franchise, capital stock, transfer, registration, license, withholding, social security (or similar), unemployment, disability, payroll, employment, fuel, excess profits, occupational, premium, windfall profit, severance, estimated, or other charge of any kind whatsoever, including any interest, penalty, or addition thereto, and including any liability for any of the foregoing items that arises by reason of transferee or successor liability.

“Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto.

“Taxing Authority” means, with respect to any Tax, the governmental entity or political subdivision thereof that imposes such Tax, and the agency (if any) charged with the collection of such Tax for such entity or subdivision, including any governmental or quasi-governmental entity or agency that imposes, or is charged with collecting, social security or similar charges or premiums.

“Title Arbitrator” has the meaning set forth in Section 3.15(a)(ii).

“Title Benefit” means any right, circumstance or condition that yields a Title Benefit Amount resulting from (a) an increase in the Net Revenue Interest of Seller in any Well or Well Location above that shown in Schedule 2.8(a) with respect to the Target Formation for such Well or Well Location to the extent the same does not cause a proportionate or greater than proportionate increase in the Working Interest of Seller in such Well or Well Location, or (b) a decrease in the Working Interest of Seller in any Well or Well Location below that shown in Schedule 2.8(a) with respect to the Target Formation for such Well or Well Location to the extent the same does not cause a proportionate or greater than proportionate decrease in the Net Revenue Interest of Seller in such Well or Well Location.

“Title Benefit Amount” has the meaning set forth in Section 3.10.

“Title Benefit Notice” has the meaning set forth in Section 3.7.

“Title Defect” means any lien, charge, encumbrance, defect or other matter that causes Seller not to have Defensible Title in and to the Oil and Gas Properties as of the Effective Time; provided, the following shall not constitute Title Defects:

(a)                                 defects in the chain of title consisting of the failure to recite marital status in a document or omissions of successions of heirship or estate proceedings, unless Buyer provides affirmative evidence that such failure or omission has resulted in another Person’s superior claim of title to the relevant Oil and Gas Properties;

(b)                                 defects arising out of lack of corporate or other entity authorization unless Buyer provides affirmative evidence that such corporate or other entity action was not authorized and results in another Person’s superior claim of title to the relevant Oil and Gas Properties;

(c)                                  defects based on a gap in Seller’s chain of title in the BLM records;

(d)                                 defects based on a gap in Seller’s chain of title in applicable State records or State parish/county records unless such gap is affirmatively shown to exist in such records by an abstract of title or title opinion in the applicable State records or State parish/county records;

(e)                                  defects that have been cured by the applicable Laws of limitations or prescription;

(f)                                   defects resulting from the failure to record any lease or instruments relating thereto in any applicable county or parish records;

(g)                                  defects arising from any change in Laws after the Execution Date;

(h)                                 any encumbrance or loss of title resulting from Seller’s conduct of business after the Effective Time specifically required by this Agreement or consented to by Buyer;

(i)                                     any lien or security interest to be released at Closing in accordance with the terms of this Agreement, to the extent actually so released;

(j)                                    defects based primarily on references to lack of information in Seller’s files;

(k)                                 the failure to obtain any required consent for the assignment of a Lease in connection with the transactions contemplated by this Agreement;

(l)                                     a Preferential Purchase Right;

(m)                             defects arising out of lack of survey or lack of metes and bounds description, unless a survey or metes and bounds description is expressly required by applicable Law;

(n)                                 defects asserting a change in Working Interest or Net Revenue Interest based on a change in drilling and spacing units, tract allocation or other changes in pool or unit participation occurring after the Effective Time by a Person other than Seller;

(o)                                 defects as a consequence of cessation of production, insufficient production, or failure to conduct operations on any of the Oil and Gas Properties held by production, or lands pooled, communitized or unitized therewith, unless Buyer provides affirmative evidence that causes Buyer to reasonably believe the cessation of production, insufficient production or failure to conduct operations would give rise to a right to terminate the Lease in question, which evidence shall be provided with delivery of a Title Defect Notice with respect to such defects;

(p)                                 defects related to lack of pooling or unitization clauses in any lease or instrument;

(q)                                 any defect that affects only which Person has the right to receive royalty payments (rather than the amount of such royalty) and that does not affect the validity of the underlying Lease;

(r)                                    defects or irregularities resulting from or related to probate proceedings or lack thereof, which defects or irregularities have been outstanding for the lesser of seven and a half years and the applicable statute of limitations;

(s)                                   defects arising from prior oil and gas leases that are terminated, expired or invalid but not surrendered of record; and

(t)                                    defects arising as a result of non-consent interests in any Well not being held of record by Seller.

“Title Defect Amount” has the meaning set forth in Section 3.9(a).

“Title Defect Notice” has the meaning set forth in Section 3.6.

“Title Defect Property” has the meaning set forth in Section 3.6.

“Transfer Taxes” has the meaning set forth in Section 12.4.

“Transition Services Agreement” means the Transition Services Agreement in the form attached as Exhibit F.

“Treasury” means the United States Department of the Treasury.

“Units” has the meaning set forth in Section 2.1(b).

“Wells” has the meaning set forth in Section 2.1(a).

“Well Location” means the Oil and Gas Property relating to each “PUD”, “PRB”, or “POS” listed on Schedule 2.8(a), and for purposes related to Title Defects such Oil and Gas Property shall be treated as if an oil and gas well had been drilled and completed on such Oil and Gas Property and was in existence as of the Execution Date.

“Working Interest” means the percentage of costs and expenses associated with the exploration, drilling, development, operation and abandonment of any Well or Well Location required to be borne with respect thereto as set forth on Schedule 2.8(a).

ARTICLE 2
SALE OF ASSETS/PURCHASE PRICE

2.1                               Purchase and Sale of Assets.  Subject to and in accordance with the terms and conditions of this Agreement, Seller agrees to sell and assign to Buyer, and Buyer agrees to purchase and acquire from Seller, all of Seller’s right, title and interest in and to the following (collectively, the “Assets”):

(a)                                 All oil and gas leases, oil, gas and mineral leases, subleases and other leaseholds, royalties, overriding royalties, net profits interests, carried interests, farmout rights and operating and record title rights (as such terms are commonly used by the BLM) that are described on Exhibit A-1, in each case as limited (where specified) to the acreage and/or depths specified on Exhibit A-1, but excluding any such items constituting Excluded Assets, and including all instruments constituting Seller’s chain of title to the foregoing (as so limited, collectively, the “Leases”) and any and all other rights, titles and interests of Seller in and to the leasehold estates created thereby and the lands covered by the Leases; and any and all water, Hydrocarbons, CO2, disposal or injection wells (whether producing, inactive, temporarily or permanently abandoned, shut-in or otherwise) on the Leases or on the pooled, communitized or unitized acreage that includes all or any part of the Leases, including the interests in the wells described on Exhibit A-2 (collectively, the “Wells”);

(b)                                 All pooled, communitized or unitized acreage that includes all or part of any Leases or the Wells described on Exhibit A-2 (the “Units”), and all tenements, hereditaments and appurtenances belonging to the Leases and Units (together with the Leases, Wells, and Units, including in each case fee interests, royalty interests, overriding royalty interests, production payments, net profits interests, carried interests, reversionary interests and all other interests of any kind or character, the “Oil and Gas Properties”);

(c)                                  All contracts, agreements and instruments existing as of the Closing Date by which the Oil and Gas Properties are bound or subject or that relate to or are otherwise applicable with respect to the Oil and Gas Properties, including operating agreements, unitization, pooling, and communitization agreements, declarations and orders, area of mutual interest agreements, joint venture agreements, farm in and farm out agreements, exploration agreements, participation agreements, marketing agreements, exchange agreements, transportation agreements, gathering agreements, agreements for the sale and purchase of Hydrocarbons, processing and treating agreements, but excluding the Leases, the Surface Contracts, any other instrument creating or evidencing any real property included in the Assets and any and all contracts, agreements and instruments constituting Excluded Assets (the foregoing, subject to such exclusions, the “Contracts”);

(d)                                 All surface fee interests, easements, permits, licenses, servitudes, rights-of-way, surface leases and other rights to use the surface appurtenant to, and used or held for use in connection with, the Oil and Gas Properties, to the extent used in connection with the ownership or operation of the Oil and Gas Properties or the Equipment, but excluding any such interests, permits, and other appurtenances constituting Excluded Assets (the foregoing, the “Surface Contracts”);

(e)                                  All equipment, machinery, fixtures, facilities, gathering systems, pipelines, flow lines, tank batteries, materials and equipment inventory, abandoned property, junk and other tangible personal property, fixtures and improvements, and computers and associated equipment, software, cell phones and radios (including emergency cell phones, 2-way radios and similar items), pagers and other personal property, and vehicles, in each case primarily used or held for use in connection with the ownership of the Oil and Gas Properties, primarily used or held for use by the Available Employees (other than Available Employees located in Seller’s Houston office) or located on the Oil and Gas Properties, including well equipment, casing, rods, tanks, boilers, buildings, tubing, pumps, motors, fixtures, machinery, compression equipment, flow lines, pipelines, gathering systems, processing and separation facilities, structures, materials and other such items used or held for use in connection with the operation, maintenance or ownership of the Oil and Gas Properties, but excluding any such items constituting Excluded Assets (the foregoing, the “Equipment”);

(f)                                   All Hydrocarbons produced from or attributable to the Oil and Gas Properties after the Effective Time; all oil, condensate and scrubber liquids inventories and ethane, propane, iso-butane, nor-butane and gasoline inventories from the Oil and Gas Properties in storage as of the Effective Time (including pipeline inventories and linefill); all Imbalances as of the Effective Time, together with all proceeds of any thereof; and all make-up rights attributable to the period of time from and after the Effective Time with respect to take-or-pay arrangements;

(g)                                  The data and records of Seller (including lease files; land files; well files; gas and oil sales contract files; gas processing files; division order files; abstracts; title opinions; land surveys; logs; maps; engineering and operating data and reports (including the “PIPESIM” database associated with facilities design); technical evaluations and technical outputs; and other books, records, data, files and accounting records), and all rights and interests of Seller relating to such data and records, to the extent relating solely to the Oil and Gas Properties, the other Assets and the Companies, excluding:

(1)                                 all corporate, financial, Tax and legal data and records of Seller that relate to Seller’s business generally and not specifically to the ownership or operation of the Assets;

(2)                                 any data and records to the extent disclosure or transfer is prohibited or subjected to payment of a fee or other consideration by any license agreement or other agreement with a Person other than Affiliates of Seller, or by applicable Law, and for which no consent to transfer has been received (provided that Seller shall use its commercially reasonable efforts to obtain such consent, but in each case without (x) being obligated to pay any consideration or waive or release any material right or privilege to obtain such consent and (y) without giving rise to or imposing any Buyer Incremental Cost) or for which Buyer has not agreed in writing to pay the fee or other consideration, as applicable;

(3)                                 all privileged legal records and legal files of Seller, including, but not limited to, all work product of, and attorney-client communications with, Seller’s legal counsel (other than Leases, Surface Contracts, title opinions, Contracts and Seller’s working files for any Claims included in the Assumed Liabilities);

(4)                                 any data and records specifically relating to the process of selling the Assets pursuant hereto including bids received or solicited from and records of negotiations with Non-Parties;

(5)                                 any data and records to the extent constituting or relating to the Excluded Assets;

(6)                                 originals of well files and division order files with respect to Wells and Units for which Seller is operator but for which Buyer does not become operator (provided that copies of such files will be included in the Records and the originals thereof shall be provided to the successor operator);

(7)                                 to the extent not assignable without the payment of fees or other penalties or the securing of a licensor’s consent or which cannot be disclosed to a third party pursuant to the terms of such agreement, unless Buyer has agreed in writing to pay the same or such consent has been secured, all seismic, geological, geochemical or geophysical data licensed by Seller and interpretations of such data;

(8)                                 all of Seller’s proprietary technology, patents, trade secrets, copyrights, names, trademarks, logos and other intellectual property; and

(9)                                 records and information that Seller considers in good faith proprietary and confidential (not including lease files; land files; well files; gas and oil sales contract files; gas processing files; division order files; abstracts; title opinions; land surveys; logs; maps; engineering and operating data and reports (including the “PIPESIM” database associated with facilities design), technical evaluations and technical outputs) or employee information, internal valuation data, business plans, reserve reports, business studies and transaction proposals and related correspondence.

(Subject to the exclusions referred to in Clauses (1) through (9), the data and records described in this Section 2.1(g) shall be referred to as the “Records”); and

(h)                                 The Marketing Agreements described on Exhibit A-3.

The Assets shall not include the Excluded Assets.

2.2                               Purchase and Sale of Assigned Shares.  Subject to and in accordance with the terms and conditions of this Agreement, Seller agrees to sell and assign to Buyer, and Buyer agrees to purchase and acquire from Seller, all of Seller’s right, title and interest in and to the Assigned Shares free and clear of all encumbrances other than the Permitted Share Encumbrances.

2.3                               Purchase Price.  The total purchase price, subject to adjustment in accordance with the terms of this Agreement, to be paid to Seller by Buyer for the Assets and the Assigned Shares is $800,000,000) (the “Base Purchase Price”).  The Base Purchase Price shall be adjusted as set forth in Section 2.5 (as so adjusted, the “Adjusted Purchase Price”).  The estimate delivered in accordance with Section 2.6 shall constitute the Dollar amount to be paid by Buyer to Seller at Closing by wire transfer of immediately available funds to an account designated by Seller (the “Closing Amount”).

2.4                               [Reserved].

2.5                               Purchase Price Adjustments.  The Base Purchase Price shall be adjusted, without duplication, as follows:

(a)                                 Upward by the sum of the following:

(i)                                     an amount equal to the value of all oil, condensate and scrubber liquids inventories and ethane, propane, iso-butane, nor-butane, and gasoline inventories from the Oil and Gas Properties in storage as of the Effective Time (including pipeline inventories and linefill), with the value to be based on $3.75 per MCF and $95.00 per Barrel, less amounts payable as royalties, overriding royalties and other burdens upon, measured by or payable in respect of such Hydrocarbons;

(ii)                                  an amount equal to all Operating Expenses, capital expenditures and other costs and expenses paid by Seller that are attributable to the Assets from and after the Effective Time, whether paid before or after the Effective Time, including (A) insurance premiums and premiums for the Security Arrangements paid by or on behalf of Seller for periods from and after the Effective Time, (B) royalties or other burdens upon, measured by or payable out of proceeds of production, (C) rentals and other lease maintenance payments and (D) ad valorem, property, severance and production taxes and any other Taxes (exclusive of income and franchise taxes) based upon or measured by the ownership of the

Assets, the production of Hydrocarbons or the receipt of proceeds therefrom that have not been reimbursed to Seller;

(iii)                               if Seller is the operator under an operating agreement covering any of the Assets, an amount equal to the costs and expenses paid by Seller on behalf of the other joint interest owners that are attributable to the periods from and after the Effective Time;

(iv)                              without duplication of any other amounts set forth in this Section 2.5(a), the amount of all Taxes, if any, prorated to Buyer in accordance with this Agreement but paid by Seller;

(v)                                 an amount equal to the value of Imbalances owing to Seller as of the Effective Time, with the value to be based on $3.75 per MCF and $95.00 per Barrel;

(vi)                              a monthly amount for the period commencing as of the Effective Time through the Closing Date equal to the Overhead Rate (prorated for the month in which the Closing Date occurs based on the number of Days in such month through the Closing Date); and

(vii)                           except as expressly provided otherwise herein, any other amount provided for as an adjustment to the Base Purchase Price elsewhere in this Agreement or otherwise agreed in writing by the Parties.

(b)                                 Downward by the sum of the following:

(i)                                     an amount equal to all proceeds received by Seller for the sale of the Hydrocarbons produced from the Assets from and after the Effective Time and (as to those Assets where Seller is the operator under an operating agreement) reimbursements from other joint interest owners that are attributable to periods from and after the Effective Time, in each case less amounts payable as royalties, overriding royalties and other burdens measured by or payable out of such production (provided that to the extent that a netting for royalties or overriding royalties is made, Seller shall assume the obligation to pay the netted amounts to the Person to whom such amounts are due), and (C) all other proceeds received by Seller and attributable to the Assets or the Companies following the Effective Time;

(ii)                                  the sum of Title Defect Amounts and Environmental Defect Amounts pursuant to Sections 3.9(a)3.9 and 3.19 (subject to Sections 3.14 and 3.22);

(iii)                               an amount equal to the value of Imbalances owed by Seller as of the Effective Time, with the value to be based on $3.75 per MCF and $95.00 per Barrel;

(iv)                              an amount equal to the Suspended Funds;

(v)                                 without duplication of any other amounts set forth in this Section 2.5(b), the amount of all Taxes, if any, prorated to Seller in accordance with this Agreement but paid by Buyer;

(vi)                              the sum of the Allocated Values of all Excluded Assets (including the Title Defect Properties being retained by Seller or being re-assigned to Seller pursuant to Section 3.9(c) or 3.15(b) (subject to the resolution of any Post-Closing Defect pursuant to Section 3.15(b)), the 3.19(c) Assets, the Consent Agreements and the Assets subject to the Specified Consent, if applicable, and the Preferential Right Properties); and

(vii)                           except as expressly provided otherwise herein, any other amount provided for as an adjustment to the Base Purchase Price elsewhere in this Agreement or otherwise agreed in writing by the Parties.

(c)                                  To the extent applicable, the Adjustments pursuant to this Section 0 shall be determined in accordance with U.S. generally accepted accounting principles.

2.6                               Preliminary Settlement Statement.  No later than five Days prior to the Closing Date, Seller shall submit a preliminary settlement statement (the “Preliminary Settlement Statement”) setting forth an estimate of the Adjustments and the Adjusted Purchase Price through and including the Closing Date, together with associated backup documentation.  To the extent available, actual numbers shall be used in preparing the Preliminary Settlement Statement.  However, if actual numbers are not available, Seller shall use commercially reasonable and good faith estimates, which estimates shall be then adjusted to take into account actual numbers in connection with the Final Settlement Statement.  Buyer shall have two (2) Business Days to review the Preliminary Settlement Statement.  On the Day following expiration of such two (2)-Business Day review period, Buyer shall submit a written report containing any changes Buyer proposes to be made to the Preliminary Settlement Statement.  The Parties shall attempt to agree on a final Preliminary Settlement Statement no later than one Day prior to Closing.  If the Parties are unable to agree by that date, Seller’s estimate shall be used to determine the adjustments to the Base Purchase Price pursuant to Section 2.5 to be used at Closing.

2.7                                   Final Settlement Statement.  No later than 180 Days after the Closing Date, Seller will deliver to Buyer a final settlement statement (the “Final Settlement Statement”) setting forth the actual amounts of Adjustments and the resulting Adjusted Purchase Price, together with associated back-up documentation.  As soon as reasonably practicable, but in no event later than 20 Days after Buyer receives the Final Settlement Statement, Buyer may deliver to Seller a written report containing any changes that Buyer proposes to be made to such statement.  If Buyer fails to timely deliver the written report to Seller containing changes Buyer proposes to be made to the Final Settlement Statement, the statement as delivered by Seller will be deemed to be correct and will be final and binding on the Parties and not subject to further audit or arbitration.  As soon as reasonably practicable, but in no event later than 15 Days after Seller receives Buyer’s written report, the Parties shall meet and undertake to agree on the final adjustments to the Final Settlement Statement.  If the Parties fail to agree on the final adjustments within such 15-Day period, either Party may submit the disputed items to the

Accounting Referee for resolution.  The Parties shall direct the Accounting Referee to resolve the disputes within 20 Days after having the relevant materials submitted for review.  The decision of the Accounting Referee will be binding on and non-appealable by the Parties.  The fees and expenses associated with the Accounting Referee will be borne equally by the Parties.  Any amounts owed by one Party to the other as a result of the Final Settlement Statement, together with interest on such amount from (and including) the Closing Date to (and excluding) the date of payment at the Prime Rate, will be paid within five (5) Business Days after the date when the amounts are agreed upon by the Parties or the Parties receive a decision of the Accounting Referee, and the Adjustments included in the Final Settlement Statement will be final and binding between the Parties and not subject to further audit or arbitration.

2.8                               Allocated Values.

(a)                                 Without limiting or modifying Section 2.8(b), Schedule 2.8(a) sets forth the agreed allocation of the Base Purchase Price among the Oil and Gas Properties (the “Allocated Values”).

(b)                                 Buyer and Seller shall cooperate to determine, in accordance with all applicable Treasury Regulations promulgated under Section 1060 of the Code, the sales prices of the Assets and the Assigned Shares sold and purchased hereunder.  No later than Closing, Buyer and Seller shall agree on a preliminary determination of the sales prices, which shall be based on the Base Purchase Price and any liabilities assumed by the Buyer under this Agreement and which shall be reasonably consistent with the Allocated Values set forth on Schedule 2.8(a).  Buyer shall propose (subject to Seller’s review and comment) the preliminary determination to Seller no later than five (5) Business Days before the Closing Date, and once agreed upon, the preliminary determination shall be attached to this Agreement as Schedule 2.8(b). Thereafter, Buyer shall propose a final determination of the sales prices and shall notify Seller in writing of the prices so determined (“Buyer’s Sales Price Notice”) within 10 Days after the Final Settlement Statement. Seller shall be deemed to have accepted such proposed final determination unless, within 30 Days after the date of Buyer’s Sales Price Notice, Seller notifies Buyer in writing of (A) each proposed deemed sales price with which Seller disagrees and (B) for each such price, the amount that Seller proposes as the deemed sales price. If Seller provides such notice to Buyer, the Parties shall proceed in good faith to determine mutually the sales prices in dispute. If Buyer and Seller are unable to agree upon the sales prices of the assets within 30 Days after Buyer’s receipt of such notice from Seller, then any sales prices still in dispute shall be referred to the Accounting Referee. Seller and Buyer shall equally share all fees and any other charges of the Accounting Referee. The Accounting Referee shall be instructed to deliver to Seller and Buyer a written determination of the sales prices in dispute within 20 Days after the Parties’ submission of the disputed items to the Accounting Referee. Such determination shall be conclusive and binding on the Parties. Notwithstanding the foregoing, the Parties shall mutually adjust the sales prices as determined hereunder (whether or not any matter has been referred to the Accounting Referee) to the extent necessary to reflect any adjustment to the Base Purchase Price, including adjustments pursuant to Section 2.5 or as otherwise determined for U.S. federal income tax purposes. Neither Buyer nor Seller shall take, nor shall either permit any of their Affiliates to take, any position for income Tax purposes that is inconsistent with the sales prices as finally determined hereunder.

2.9                               Suspended Funds.  If Seller is holding any Suspended Funds as of the Closing Date, then (a) in lieu of Seller transferring these funds to Buyer at Closing, Seller shall retain the Suspended Funds held in its accounts and the Base Purchase Price shall be adjusted downward in accordance with Section 2.5(b)(iv), and (b) from and after Closing, Buyer shall be responsible for the proper payment and distribution of the Suspended Funds to the Non-Parties entitled to receive the Suspended Funds (including with respect to escheat obligations) and shall RELEASE, DEFEND, INDEMNIFY and HOLD HARMLESS Seller from and against any and all Claims asserted by Non-Parties arising from or related to administering the distribution of such Suspended Funds.

2.10                        Assumed Liabilities.  Upon Closing, Buyer assumes and hereby agrees to fulfill, perform, be bound by, pay and discharge (or cause to be fulfilled, performed, paid or discharged) all obligations and liabilities of any kind whatsoever of Seller arising from or relating to the Assets or the Companies, whether known or unknown, liquidated or contingent, and regardless of whether the same are deemed to have arisen, accrued or are attributable to periods prior to, on or after the Effective Time, including obligations and liabilities of Seller concerning:  (a) the use, ownership or operation of the Assets or the ownership or operation of the Companies, (b) any obligations under or relating to any Contracts, (c) furnishing makeup Hydrocarbons and/or settling and paying for Imbalances according to the terms of applicable operating agreements, gas balancing agreements, Hydrocarbons sales, processing, gathering or transportation Contracts and other Contracts, (d) paying all obligations owed to working interest, royalty, overriding royalty, net profits and other interest owners and operators relating to the Assets, including their share of any revenues or proceeds attributable to production or sales of Hydrocarbons, (e) all Environmental Liabilities, (f) properly plugging, re-plugging and abandoning the Wells, (g) any obligation or liability for the dismantling, decommissioning, abandoning and removing of the Wells or Equipment, (h) any obligation or liability for the cleaning up, restoration and/or remediation of the premises covered by or related to the Assets in accordance with applicable Contracts, Laws and all Environmental Laws, and (i) any obligation or liability regarding permits held by the Companies or transferred to Buyer and relating to the Assets (all of the obligations and liabilities described in this Section 2.10 are collectively referred to as the “Assumed Liabilities”); provided, Buyer does not assume (and Assumed Liabilities shall not include): (i) the Retained Liabilities, (ii) any obligations or liabilities of Seller to the extent that they are attributable to or arise out of the ownership, use or operation of the Excluded Assets, or (iii) any other Claims for which Seller is required to indemnify Buyer pursuant to Section 3.9, Section 3.19, Article 4 or Section 12.1.

ARTICLE 3
LOSS AND CASUALTY / INSPECTION OF ASSETS /
TITLE DEFECTS / ENVIRONMENTAL DEFECTS

3.1                               Notice of Casualty Loss.  Until Closing, Seller shall promptly notify Buyer of each instance of Casualty Loss to the Assets or any part thereof occurring from and after the Execution Date up until the Closing, to the extent actually known to Seller and estimated to exceed $250,000.

3.2                               Casualty Loss.  If, after the Execution Date but prior to the Closing Date, any portion of the Assets suffers a Casualty Loss, and such Casualty Loss is insured under any of

Seller’s Insurance Policies, then Seller shall use commercially reasonable efforts to recover such amounts from third parties, including to make claims under such insurance policy regarding such Casualty Loss and Seller shall pay to Buyer any amounts received by Seller pursuant to such claims (less any collection costs) or apply such amounts to the repair or restoration of the Assets affected by such Casualty Loss.

3.3                               Insurance.  Without limiting Seller’s obligations under Section 3.2, following the Closing and upon reasonable prior written notice from Buyer, Seller will (and will cause its Affiliates to) take all reasonable actions to pursue any Claims under any insurance policies under which Buyer or the Companies would be entitled to receive any proceeds (and Buyer shall provide Seller with its reasonable cooperation in connection with such actions) to allow Buyer to benefit from any insurance proceeds payable to any of the Companies as a named insured under any occurrence based liability and property insurance policies of Seller and its Affiliates that name any of the Companies as a named insured.  Buyer shall reimburse Seller and its Affiliates for any related out-of-pocket costs and expenses associated with the foregoing.

3.4                               Access.

(a)                                 From and after the Execution Date until the Closing (or earlier termination of this Agreement but subject to the provisions of Section 3.4(b)) and upon obtaining any required consents of Non-Parties, including Non-Party operators of the Assets (with respect to which consents Seller shall use its commercially reasonable efforts to obtain), Seller shall afford to Buyer and its authorized representatives (“Buyer’s Representatives”) reasonable access, during normal business hours, to the Assets, including the Records, and personnel knowledgeable with respect to the Assets (it being agreed that during Buyer’s Representatives’ access to such personnel, Seller shall have the right to have a designated representative of Seller be present), in each case, upon written notice to Seller. All investigations and due diligence conducted by Buyer or any Buyer’s Representative shall be conducted at Buyer’s sole risk, cost and expense and shall be conducted in compliance with the terms of any applicable Leases, Surface Contracts and Contracts.

(b)                                 Buyer shall abide by Seller’s and any Non-Party operator’s safety rules, regulations and operating policies while conducting its due diligence evaluation of the Assets including any environmental or other inspection or assessment of the Assets.  Buyer does hereby RELEASE, DEFEND, INDEMNIFY and HOLD HARMLESS each of the operators of the Assets and the Seller Group from and against any and all Claims arising out of, resulting from or relating to any field visit, environmental assessment or other due diligence activity conducted by Buyer or any Buyer’s Representative with respect to the Assets.  Such Indemnity Obligations of Buyer shall apply even if such Claims arise out of or result from the sole, joint or concurrent negligence, strict liability or other fault of any such operator or a member of the Seller Group; provided, (i) as to any such operator, the aforesaid Indemnity Obligations shall not apply to any Claim to the extent actually resulting on account of the willful misconduct of any operator or member of the Seller Group and (ii) as to any member of the Seller Group, the aforesaid Indemnity Obligations shall not apply to any Claim to the extent actually resulting on account of the willful misconduct of any operator or member of the Seller Group.

(c)                                  During all periods that Buyer and/or any of the Buyer’s Representatives are on the premises of the Assets prior to Closing, Buyer shall maintain, at its sole expense and with insurers reasonably satisfactory to Seller, which shall include the insurers set forth on Schedule 3.4(c), policies of insurance of types and in amounts sufficient to cover the obligations and Liabilities of Buyer under this Section 3.4.  Coverage under all insurance required to be carried by Buyer under this Section 3.4(c) will (i) be primary insurance, (ii) list the members of the Seller Group and the Non-Party operators as additional insureds, (iii) waive subrogation against the members of the Seller Group and (iv) provide for not less than 15 Days prior notice to Seller in the event of cancellation or modification of the policy or reduction in coverage.  Upon request by Seller, Buyer shall provide evidence of such insurance to Seller prior to entering the lands underlying the Assets.

3.5                               General Disclaimer of Title and Environmental Warranties and Representations.  Without limiting Buyer’s remedies for either Title Defects as set forth in Section 3.9 or Environmental Defects as set forth in Section 3.19, any remedies of Buyer pursuant to Section 4.2 for the breach of the representation and warranty set forth in Section 6.11, or the special warranty set forth in the Assignment, Seller makes no warranty or representation, express, implied, statutory or otherwise, with respect to Seller’s title to any of the Assets or the environmental condition or compliance with Environmental Laws of the Assets, and Buyer hereby acknowledges and agrees that Buyer’s sole remedy for any Title Defect (except for the special warranty of title set forth in the conveyance documents) or Environmental Defect with respect to any of the Assets shall be the remedies set forth in Sections 3.9, 3.19 and Section 4.2 for the breach of the representation and warranty set forth in Section 6.11, and Buyer hereby expressly waives and disclaims all other rights and remedies that Buyer may have with respect to any such Title Defect or Environmental Defect.  Buyer acknowledges and agrees that (i) Buyer will not assert any claim under the special warranty set forth in the Assignment for any matters that do not exceed the Individual Indemnity Threshold, (ii) Buyer will not be entitled to make a claim under the special warranty for any amount which, together with all claims of Buyer under this Agreement and the Operative Documents, exceeds the Base Purchase Price, and (iii) the aggregate value of all claims made under the special warranty with respect to any Asset shall not exceed the Allocated Value of such Asset.

3.6                               Title Defect Notices.  From the Execution Date and until 5:00 p.m. Houston, Texas time on such date that falls 45 Days after the Execution Date (the “Defect Claim Date”), Seller shall provide Buyer with access to its “North Shepherd Record Center” from 7:30 a.m. to 10:00 p.m., seven days a week and other access as is reasonably requested or otherwise agreed to by the Parties. On or before 5:00 p.m. Houston, Texas time on the Defect Claim Date, Buyer must deliver claim notices to Seller meeting the requirements of this Section 3.6 (collectively, the “Title Defect Notices” and individually, a “Title Defect Notice”) setting forth any matters that, in Buyer’s reasonable opinion, constitute Title Defects and which Buyer intends to assert as a Title Defect pursuant to this Section 3.6.  For all purposes of this Agreement and notwithstanding anything herein to the contrary, subject to the special warranty of title set forth in the Assignment, Buyer shall be deemed to have waived, and Seller shall have no liability for, any Title Defect that Buyer fails to assert as a Title Defect by a Title Defect Notice received by Seller on or before the Defect Claim Date.  To be effective, each Title Defect Notice shall be in writing, and shall include (a) a clear description of the alleged Title Defect(s), (b) the Wells and Well

Locations affected by the Title Defect (each a “Title Defect Property”), (c) the Allocated Value of each Title Defect Property, (d) supporting documents reasonably necessary for Seller to verify the existence of the alleged Title Defect(s), and (e) the amount by which Buyer reasonably believes the Allocated Value of each Title Defect Property is reduced by the alleged Title Defect(s) and the computations upon which Buyer’s belief is based.  To give Seller an opportunity to commence reviewing and curing Title Defects, Buyer agrees to use reasonable efforts to give Seller, on or before the end of each calendar week prior to the Defect Claim Date, written notice of all Title Defects discovered by Buyer during the preceding calendar week, which notice may be preliminary in nature and supplemented prior to the Defect Claim Date.  Buyer shall also promptly furnish Seller with written notice of any Title Benefit that is discovered by any of Buyer’s or any of its Affiliate’s employees, Buyer’s Representatives, title attorneys, landmen or other title examiners while conducting Buyer’s due diligence with respect to the Assets prior to the Defect Claim Date.

3.7                               Title Benefit Notices.  Seller shall have the right, but not the obligation, to deliver to Buyer on or before the Defect Claim Date with respect to each Title Benefit a notice (a “Title Benefit Notice”) including (a) a description of the Title Benefit, (b) the Wells and Well Locations affected by the Title Benefit, and (c) the amount by which Seller reasonably believes the Allocated Value of those Wells and Well Locations is increased by the Title Benefit, and the computations upon which Seller’s belief is based.  Seller shall be deemed to have waived all Title Benefits of which it has not given notice on or before the Defect Claim Date.

3.8                               Seller’s Right to Cure.  Seller shall have the right, but not the obligation, to attempt, at its sole cost, to cure at any time prior to Closing (the “Cure Period”), any Title Defects of which it has been advised by Buyer.  If Seller believes that it has cured any applicable Title Defect, Seller shall deliver written notice thereof to Buyer, together with supporting documents reasonably necessary for Buyer (as well as any title attorney or examiner hired by Buyer) to verify the cure of such Title Defect.  Buyer shall, at or prior to the end of the Cure Period, advise Seller in writing whether it agrees or disputes that any such Title Defect has been so cured; provided that Buyer’s failure to timely respond to Seller’s notice of cure shall be deemed Buyer’s agreement that such Title Defect has been cured and Buyer’s waiver of its Claim with respect to such Title Defect.  If Buyer timely notifies Seller of a dispute as to Seller’s attempted cure of any Title Defect, then (subject to Section 3.9), the provisions of Section 3.15 shall apply to such Title Defect.

3.9                               Remedies for Title Defects.  Subject to Seller’s continuing right to dispute the existence of a Title Defect and/or the Title Defect Amount asserted with respect thereto and subject to the rights of the Parties pursuant to Section 3.15, in the event that any Title Defect timely asserted by Buyer in accordance with Section 3.6 is not waived by Buyer or is not cured on or before Closing, Seller shall, at its sole option (except as otherwise provided below), elect to:

(a)                                 subject to the Individual Title Defect Threshold and the Aggregate Defect Deductible, reduce the Base Purchase Price by an amount (“Title Defect Amount”) determined pursuant to Section 3.12 as being the value of such Title Defect;

(b)                                 upon the agreement of Buyer (provided that Buyer’s agreement shall not be necessary with respect to any Title Defect which constitutes a Title Defect solely due to section (d) in the definition of Title Defect and which has existed for more than ten years from the Effective Time), indemnify Buyer against all Claims resulting from such Title Defect pursuant to an indemnity agreement in a form reasonably agreeable to Seller and Buyer provided, under no circumstances shall Seller’s aggregate liability thereunder exceed the Allocated Value for the Title Defect Property made the subject thereof;

(c)                                  retain the entirety of the Title Defect Property that is subject to such Title Defect, together with all associated Assets, in which event the Base Purchase Price shall be reduced by an amount equal to the Allocated Value of all such Assets (any such Assets which Seller has elected to retain pursuant to this Section 3.9(c), “3.9(c) Assets”);

(d)                                 if applicable, terminate this Agreement pursuant to Section 11.1(d); or

(e)                                  if after the diligent pursuit of other remedies reasonably available to Seller to cure any such Title Defect, Seller reasonably believes that such Title Defect can be cured through a quiet title or similar proceeding, then the applicable cure period with respect to such Title Defect shall be extended to the completion of such quiet title or similar proceeding so long as Seller, at its sole cost and expense, diligently pursues such proceeding and actively progresses the same.  Such extension shall be available notwithstanding Seller’s previous attempts to cure such Title Defect without the use of a quiet title or similar proceeding, so long as Seller’s initial attempt to cure such Title Defect was diligently pursued and Seller initiates the quiet title or similar proceeding on or before the end of the initial cure period.  If the quiet title proceeding does not vest Defensible Title in the applicable Title Defect Property in Buyer, Seller shall implement one of the remedies set forth in clauses (a) through (d) or exercise one or more of the other rights available to it under Section 3.15.

3.10                        Remedies for Title Benefits.  With respect to each Well and Well Location affected by Title Benefits reported under Section 3.7, an amount (the “Title Benefit Amount”) equal to the increase in the Allocated Value for such Well or Well Location caused by such Title Benefits, as determined pursuant to Section 3.13, shall be credited against and reduce any Title Defect Amounts.  In the event the aggregate amount of Title Benefit Amounts equals or exceeds the aggregate amount of Title Defect Amounts in excess of the Aggregate Defect Deductible, neither Party shall be entitled to an adjustment of the Base Purchase Price with respect to any Title Defect Amounts or Title Benefit Amounts.

3.11                        Exclusive Remedy for Title Defects.  Except for the special warranty set forth in the Assignment, Section 3.9 sets forth the exclusive rights and remedies of Buyer with respect to any defect, failure, irregularity or encumbrance affecting the title to any Asset including Seller’s failure to have Defensible Title with respect to such Asset, and Buyer hereby expressly waives any and all other rights or remedies with respect thereto.

3.12                        Title Defect Amount.  The Title Defect Amount resulting from a Title Defect shall be the amount by which the Allocated Value of the affected Title Defect Property is reduced as a result of the existence of such Title Defect and shall be determined in accordance with the following methodology, terms and conditions:

(a)                                 if Buyer and Seller agree on the Title Defect Amount, then that amount shall be the Title Defect Amount;

(b)                                 if the Title Defect is an encumbrance that is undisputed and liquidated in amount, then the Title Defect Amount shall be the amount necessary to be paid to remove such Title Defect from the Title Defect Property;

(c)                                  if the Title Defect represents a discrepancy between (i) the actual Net Revenue Interest for any Title Defect Property with respect to the Target Formation and (ii) the Net Revenue Interest stated herein with respect to the Target Formation, then the Title Defect Amount shall be the product of (A) the Allocated Value of such Title Defect Property multiplied by (B) 1 minus a fraction, the numerator of which is the actual Net Revenue Interest with respect to the Target Formation and the denominator of which is the Net Revenue Interest stated herein with respect to the Target Formation;

(d)                                 if the Title Defect represents an obligation or encumbrance upon or other defect in title to the Title Defect Property of a type not described above, the Title Defect Amount shall be determined by taking into account the Allocated Value of the Title Defect Property, the portion of the Title Defect Property affected by the Title Defect, the legal effect of the Title Defect, the potential economic effect of the Title Defect over the life of the Title Defect Property, the values placed upon the Title Defect by Buyer and Seller and such other reasonable factors as are necessary to make a proper evaluation; provided, if such Title Defect is reasonably capable of being cured, the Title Defect Amount shall not be greater than the reasonable cost and expense of curing such Title Defect;

(e)                                  the Title Defect Amount with respect to a Title Defect Property shall be determined without duplication of any costs or losses included in another Title Defect Amount hereunder; and

(f)                                   notwithstanding anything to the contrary in this Section 3.12, the aggregate Title Defect Amounts attributable to the effects of all Title Defects upon any Title Defect Property shall not exceed the Allocated Value of such Title Defect Property.

3.13                        Title Benefit Amount.  The Title Benefit Amount resulting from a Title Benefit shall be determined in accordance with the following methodology, terms and conditions:

(a)                                 if Buyer and Seller agree on the Title Benefit Amount, then that amount shall be the Title Benefit Amount;

(b)                                 if the Title Benefit represents a discrepancy between (i) the actual Net Revenue Interest for any Well or Well Location with respect to the Target Formation and (ii) the Net Revenue Interest for such Well or Well Location shown herein with respect to the Target Formation, then the Title Benefit Amount shall be the product of (A) the Allocated Value of the affected Well or Well Location multiplied by (B) a fraction, the numerator of which is the actual Net Revenue Interest with respect to the Target Formation and the denominator of which is the Net Revenue Interest for such Well or Well Location with respect to the Target Formation shown herein, minus 1; and

(c)                                  if the Title Benefit cannot be calculated pursuant to subsections (a) or (b) above, then the Title Benefit Amount shall be determined by taking into account the Allocated Value of the subject Asset, the legal effect of the Title Benefit, the potential economic effect of the Title Benefit over the life of the subject Asset, the values placed upon the Title Benefit by Buyer and Seller and such other reasonable factors as are necessary to make a proper evaluation.

3.14                                          Thresholds.  Notwithstanding anything to the contrary, (a) in no event shall there be any adjustments to the Base Purchase Price or other remedies provided by Seller or available to Buyer for any individual Title Defect for which the Title Defect Amount does not exceed $150,000 (“Individual Title Defect Threshold”); and (b) in no event shall there be any adjustments to the Base Purchase Price or other remedies provided by Seller for any Title Defect that exceeds the Individual Title Defect Threshold or any Environmental Defect that exceeds the Individual Environmental Defect Threshold unless the sum of (i) the Title Defect Amounts of all such Title Defects that exceed the Individual Title Defect Threshold, excluding any Title Defects cured by Seller, and (ii) the Environmental Defect Amounts of all such Environmental Defects that exceed the Individual Environmental Defect Threshold, excluding Environmental Defects cured by Seller, exceeds the Aggregate Defect Deductible, after which point Buyer shall be entitled to adjustments to the Base Purchase Price only with respect to such Title Defects and Environmental Defects that exceed the Aggregate Defect Deductible.

3.15                        Title Dispute Resolution.

(a)                                 (i)  Seller and Buyer shall attempt to agree on all Title Defects, Title Benefits, Title Defect Amounts and Title Benefit Amounts prior to Closing.  If Seller and Buyer are unable to agree by Closing, the Title Defect Amounts and Title Benefit Amounts in dispute shall be exclusively and finally resolved pursuant to this Section 3.15 and either Party shall have the right, upon the delivery of written notice to the other Party, to dispute such matter and to invoke the dispute resolution provisions below in this Section 3.15 in order to resolve any such dispute.  Any such notice must be delivered on or before the 10th Business Day after Closing.

(ii)                                  There shall be a single arbitrator, who shall be a title attorney (the “Title Arbitrator”) with at least 10 years relevant experience, as selected by mutual agreement of Buyer and Seller within 15 Days after the end of the Cure Period, and absent such agreement, by the CPR.  The arbitration proceeding shall be held in Houston, Texas, in accordance with the rules of the CPR to the extent such rules do not conflict with the terms of this Section 3.15.  The Title Arbitrator’s determination shall be made within 20 Days after submission of the matters in dispute and shall be binding on and non-appealable by the Parties.  In making his/her determination, the Title Arbitrator shall be bound by the rules set forth in Sections 3.11 and 3.12 and, subject to the foregoing, may consider such other matters as in the opinion of the Title Arbitrator are necessary to make a proper determination.  The Title Arbitrator, however, may not award the Buyer a greater Title Defect Amount than the Title Defect Amount claimed by Buyer in its applicable Title Defect Notice and may not award Seller a greater Title Benefit Amount than the Title Benefit Amount set forth in the applicable Title Benefit Notice.  The Title Arbitrator shall act as an expert for the limited purpose of determining the specific disputed Title Defect, Title Benefit, Title Defect Amounts and/or Title Benefit Amounts submitted by either Party and may not award damages, interest or penalties to either Party with respect to any matter.

(iii)                               The Title Arbitrator shall include all legal fees and costs of the prevailing party in its award against the losing party.  To the extent that the award of the Title Arbitrator with respect to any Title Defect Amount or Title Benefit Amount is not taken into account as an adjustment to the Base Purchase Price pursuant to Section 2.5,then within 10 Days after the Title Arbitrator delivers written notice to Buyer and Seller of the award with respect to a Title Defect Amount or a Title Benefit Amount, (a) Buyer shall pay to Seller the amount, if any, so awarded by the Title Arbitrator to Seller and (b) Seller shall pay to Buyer the amount, if any, so awarded by the Title Arbitrator to Buyer.

(b)                                 (i)                                     Notwithstanding anything herein to the contrary, if Seller is not able to cure a Title Defect on or prior to Closing, Seller shall have the option, by notice in writing to Buyer on or before Closing, to attempt to cure such Title Defect during the 120 Day period after the Closing (with any such Title Defect being called a “Post-Closing Defect”).  In such event, the Title Defect Property to which such Post-Closing Defect pertains shall remain a part of the Assets to be assigned and transferred to Buyer at Closing, the Base Purchase Price shall be reduced by an amount equal to the Allocated Value of such Title Defect Property, and such amount shall be paid into an escrow account (the “Defects Escrow”) established with a federally insured savings or banking institution reasonably acceptable to Buyer and Seller (the “Defects Escrow Agent”) pursuant to the terms of an escrow agreement in a form acceptable to the Defects Escrow Agent and reasonably acceptable to Buyer and Seller (the “Defects Escrow Agreement”).  The amount deposited into the Defects Escrow with respect to a Post-Closing Defect will remain therein until released as provided in Section 3.15(b)(ii).

(ii)                                  Buyer will act in good faith and reasonably cooperate with Seller after the Closing to cure a Post-Closing Defect.  If Seller and Buyer mutually agree that a Post-Closing Defect has been cured, then within two (2) Business Days after such determination, Seller and Buyer shall execute and deliver all necessary documents to cause the amount withheld in the Defects Escrow with respect thereto (together with any interest earned thereon) to be released to Seller in accordance with the terms of the Defects Escrow Agreement.  If Seller and Buyer mutually agree that a Post-Closing Defect has been partially cured, then Seller and Buyer shall reasonably agree upon the portion of the amount retained in the Defects Escrow with respect thereto (together with any interest earned thereon) that should be paid to Buyer to compensate it for the uncured portion thereof (together with interest earned thereon), and the remaining portion of such amount shall be released to Seller (together with any interest earned thereon) in accordance with the terms of the Defects Escrow Agreement.  If Seller and Buyer mutually agree that a Post-Closing Defect has not been cured, then within two (2) Business Days after such determination, Seller and Buyer shall execute and deliver all necessary documents to cause the amount withheld in the Defect Escrow with respect thereto (together with any interest earned thereon) to be released to Buyer in accordance with the terms of the Defects Escrow Agreement.  If as of the 120th Day following the Closing Date Seller has been unable to cure, or has only partially cured, a Post-Closing Defect (and there is no dispute as to whether or not it has been cured or partially cured), the amount withheld in the Defects Escrow with respect to the uncured portion thereof shall be released to Buyer, and the amount withheld in the Defects Escrow with respect to the cured portion shall be released to Seller (in both cases, together with any interest earned thereon) and, in both cases, in accordance with the terms of the Defects Escrow Agreement.  If by such 120th Day Seller and Buyer have not agreed whether there has been a satisfactory resolution of a Post-Closing Defect, then such disagreement shall be resolved as provided in Section 3.15(a) (provided, rather than any payment being made to the applicable Party pursuant to the last sentence of Section 3.15(a), the amount owed to Buyer and/or Seller shall be released from the Defect Escrow to the applicable Party (together with any interest earned thereon)).  If a Post-Closing Defect has not been cured, Seller, at its sole option, may take reassignment of the Title Defect Property (which re-assignment shall be effective as of the Effective Time), together with all associated Assets, in which event (i) the Base Purchase Price shall be reduced by an amount equal to the Allocated Value of such Title Defect Property and (ii) the amount withheld in the Defects Escrow with respect to the Title Defect Property shall be released to Buyer.

3.16                        Environmental Assessment.

(a)                                 Upon notice to Seller, Buyer shall have the right to conduct an environmental assessment of all or any portion of the Assets (the “Environmental Assessment”) to be conducted by a reputable environmental consulting or engineering firm approved in advance in writing by Seller; provided, to the extent the conduct of any part of such Environmental Asset requires the consent of any Non-Party, then the conduct of such part shall be subject to obtaining such consent (and Seller shall use its commercially reasonable efforts to obtain such consents).  The Environmental Assessment shall be limited to Phase 1 Activities.  The Environmental Assessment shall be conducted at the sole cost, risk and expense of Buyer, and shall be subject to Section 3.4(b) and the Indemnity Obligations.  Seller shall have the right to be present during the Environmental Assessment of any Asset, and Buyer shall provide Seller advance written notice of the timing of same.  Buyer shall maintain, and shall cause its officers, employees, representatives, consultants and advisors to maintain, all information obtained by Buyer pursuant to any Environmental Assessment or other due diligence activity as strictly confidential prior to Closing or in perpetuity if Closing does not occur, unless disclosure of any facts discovered through such Environmental Assessment is required under any applicable Laws or by any Governmental Authority.  Buyer shall provide Seller with a copy of the final version of all environmental reports prepared by, or on behalf of, Buyer with respect to any Environmental Assessment conducted with respect to the Assets.  If any necessary disclosures under applicable Laws are required prior to Closing with respect to matters discovered by any Environmental Assessment conducted by, for or on behalf of Buyer, Buyer agrees that, to the extent permissible under applicable Law, Seller shall be the responsible party for disclosing such matters to the appropriate Governmental Authorities.

(b)                                 Upon completion of Buyer’s due diligence, Buyer shall at its sole cost and expense and without any cost or expense to Seller or its Affiliates, (i) repair all damage done to the Assets (including the real property and other assets associated therewith) caused by Buyer’s (or any Buyer’s Representatives’) due diligence, (ii) restore the Assets (including the real property and other assets associated therewith) to the approximate same or better condition than they were prior to commencement of Buyer’s (or the Buyer’s Representatives’) due diligence and (iii) remove all equipment, tools or other property brought onto the Assets in connection with Buyer’s (or the Buyer representatives’) due diligence.  Any disturbance to the Assets (including the real property and other assets associated therewith) resulting from the due diligence conducted by or on behalf of Buyer will be promptly corrected by Buyer.

3.17                                          Environmental Defects.  If Buyer determines that with respect to the Asset there exists an Environmental Condition (other than with respect to asbestos, asbestos containing materials, or NORM, and excluding any matter set forth on Schedule 6.10) (in each case, an “Environmental Defect”), then on or prior to the Defect Claim Date, Buyer may give Seller a written notice of such Environmental Defect that sets forth the information required by this Section 3.17 (an “Environmental Defect Notice”).  For all purposes of this Agreement and notwithstanding anything herein to the contrary, Buyer shall be deemed to have waived any Environmental Defect that Buyer fails to timely and properly assert as an Environmental Defect by an Environmental Defect Notice received by Seller on or before the Defect Claim Date.  To be effective, an Environmental Defect Notice must set forth (a) a clear description of the matter constituting the alleged Environmental Defect, (b) a description of each Asset (or portion thereof) affected by the alleged Environmental Defect, (c) the estimated proportionate share attributable to the Assets of the estimated Lowest Cost Response to eliminate the alleged Environmental Defect (the “Environmental Defect Amount”), and (d) supporting documents and reasonably necessary for Seller to verify the existence of the alleged Environmental Defect and the Environmental Defect Amount.  Buyer shall furnish Seller, on or before the end of each calendar week prior to the Defect Claim Date, Environmental Defect Notices with respect to any Environmental Defects that any of Buyer’s or any of its Affiliate’s employees, representatives, attorneys, or other environmental personnel or contractors discover or become aware of during the preceding calendar week, which notice may be preliminary in nature and supplemented prior to the Defect Claim Date; provided that notwithstanding this sentence, any Environmental Defect Notice shall be deemed timely if received by Seller prior to the Defect Claim Date.

3.18                                          Seller’s Right to Cure.  Seller shall have the right, but not the obligation, to attempt, at its sole cost, to cure or remediate at any time prior to Closing any Environmental Defects of which it has been advised by Buyer pursuant to an Environmental Defect Notice delivered before the Defect Claim Date.  If Seller believes that it has remediated any applicable Environmental Defect, Seller shall deliver written notice thereof to Buyer, together with supporting documents available to Seller and reasonably necessary for Buyer (as well as any environmental consultant hired by Buyer) to verify the remediation of the Environmental Defects.  Buyer shall, at or prior to the end of the Cure Period, advise Seller in writing whether it agrees or disputes that the Environmental Defect has been so remediated; provided that Buyer’s failure to timely respond to Seller’s notice of remediation shall be deemed Buyer’s agreement that the Environmental Defect has been remediated and Buyer’s waiver of its Claim with respect to such Environmental Defect.  If Buyer timely notifies Seller of a dispute as to Seller’s attempted remediation of any Environmental Defect, then (subject to Section 3.19) the provisions of Section 3.21 shall apply to such Environmental Defect.

3.19                                          Remedies for Environmental Defects.  Subject to Seller’s continuing right to dispute the existence of an Environmental Defect and/or the Environmental Defect Amount asserted with respect thereto and subject to the rights of the Parties pursuant to Section 3.21, if any Environmental Defect asserted by Buyer pursuant to an Environmental Defect Notice delivered before the Defect Claim Date is not waived by Buyer or cured on or before the Closing Date, Seller shall, at its sole option (except as otherwise provided below), elect to:

(a)                                 subject to the Individual Environmental Defect Threshold and Aggregate Defect Deductible, reduce the Base Purchase Price by the amount of the Environmental Defect

Amount relating to such Environmental Defect as agreed upon by Seller and Buyer or determined pursuant to Section 3.21;

(b)                                 upon the agreement of Buyer, indemnify Buyer against all Claims resulting from such Environmental Defect pursuant to an indemnity agreement in a form reasonably agreeable to Seller and Buyer provided, under no circumstances shall Seller’s aggregate liability thereunder exceed the Allocated Value for the Asset made the subject thereof;

(c)                                  retain the entirety of the Asset that is subject to such Environmental Defect, together with all associated Assets, in which event the Base Purchase Price shall be reduced by an amount equal to the Allocated Value of such Assets (any such Assets which Seller has elected to retain pursuant to this Section 3.19(c), “3.19(c) Assets”);

(d)                                 provided that the Parties shall have agreed to the general plan of remediation with respect to such Environmental Defect and the time period by which such remediation shall take place, cure such Environmental Defect after Closing;

(e)                                  if such Environmental Defect can be cured by paying a fine or penalty, Seller may cure such Environmental Defect by electing to pay such fine or penalty; or

(f)                                   if applicable, terminate this Agreement pursuant to Section 11.1(d).

If Seller elects the option set forth in clause (a) above, then Buyer shall be deemed to have assumed responsibility for all costs and expenses attributable to the remediation of the applicable Environmental Defect and all losses with respect thereto, and Buyer’s obligations with respect thereto shall be deemed to constitute Assumed Liabilities.

3.20                                          Exclusive Remedies.  Except for Buyer’s right to terminate this Agreement pursuant to Section 11.1(d), Section 3.19 sets forth the exclusive rights and remedies of Buyer with respect to Environmental Defects.

3.21                                          Environmental Dispute Resolution.  (a)          Seller and Buyer shall attempt to agree on all Environmental Defects and Environmental Defect Amounts prior to Closing.  If Seller and Buyer are unable to agree by Closing, the Environmental Defects and Environmental Defect Amounts in dispute shall be exclusively and finally resolved pursuant to this Section 3.21 and either Party shall have the right, upon the delivery of written notice to the other Party, to dispute such matter and to invoke the dispute resolution provisions below in this Section 3.21 in order to resolve any such dispute.  Any such notice must be delivered on or before the 10th Business Day after Closing.

(b)                                 There shall be a single arbitrator, who shall be an environmental consultant (the “Environmental Arbitrator”) with at least 10 years relevant experience, as selected by mutual agreement of Buyer and Seller within 15 Days after the end of the Cure Period, and absent such agreement, by the CPR.  The arbitration proceeding shall be held in Houston, Texas pursuant to the rules of the CPR to the extent such rules do not conflict with the terms of this Section 3.21.  The Environmental Arbitrator’s determination shall be made within 20 Days after submission of the matters in dispute and shall be binding on and non-appealable by the Parties.  In making his/her determination, the Environmental Arbitrator shall be bound by the rules set forth in Sections 3.19 and 3.20 and, subject to the foregoing, may consider such other matters as in the opinion of the Environmental Arbitrator are necessary or helpful to make a proper determination.  The Environmental Arbitrator, however, may not award the Buyer a greater Environmental Defect Amount than the Environmental Defect Amount claimed by Buyer in its applicable Environmental Defect Notice or a lesser Environmental Defect Amount than the Environmental Defect Amount claimed by Seller.  The Environmental Arbitrator shall act as an expert for the limited purpose of determining the specific disputed Environmental Defects and Environmental Defect Amounts submitted by either Party and may not award damages, interest or penalties to either Party with respect to any matter.

(c)                                  The Environmental Arbitrator shall include all legal fees and costs of the prevailing party in its award against the losing party.  The fees and expenses associated with the Environmental Arbitrator shall be borne equally by the Parties.  To the extent that the award of the Environmental Arbitrator with respect to any Environmental Defect Amount is not taken into account as an adjustment to the Base Purchase Price pursuant to Section 2.5, then within 10 Days after the Environmental Arbitrator delivers written notice to Buyer and Seller of the award with respect to an Environmental Defect Amount, (a) Buyer shall pay to Seller the amount, if any, so awarded by the Environmental Arbitrator to Seller and (b) Seller shall pay to Buyer the amount, if any, so awarded by the Environmental Arbitrator to Buyer, and the Party obligated to make a payment pursuant to clause (a) or (b) preceding shall include as a part of such payment interest on the amount due at the Prime Rate from (and including) the Closing Date to (and excluding) the date of payment.

3.22                                          Environmental Thresholds.  Notwithstanding anything to the contrary, (a) in no event shall there be any adjustments to the Base Purchase Price or other remedies provided by Seller or available to Buyer for any individual Environmental Defect for which the Environmental Defect Amount does not exceed $150,000 (“Individual Environmental Defect Threshold”); and (b) in no event shall there be any adjustments to the Base Purchase Price or other remedies provided by Seller for any Environmental Defect that exceeds the Individual Environmental Defect Threshold or any Title Defect that exceeds the Individual Title Defect Threshold unless the sum of (i) the Environmental Defect Amounts of all such Environmental Defects that exceed the Individual Environmental Defect Threshold, excluding any Environmental Defects cured by Seller, and (ii) the Title Defect Amounts of all such Title Defects that exceed the Individual Title Defect Threshold, excluding Title Defects cured by Seller, exceeds the Aggregate Defect Deductible, after which point Buyer shall be entitled to adjustments to the Base Purchase Price only with respect to such Environmental Defects and Title Defects that exceed the Aggregate Defect Deductible.

ARTICLE 4
ALLOCATION OF RESPONSIBILITIES AND INDEMNITIES

4.1                                                 Opportunity for Review.  Each Party represents that it has had an adequate opportunity to review the release and indemnity provisions in this Agreement, including the opportunity to submit the same to legal counsel for review and comment.  Based upon the foregoing representation, the Parties agree to the provisions set forth below.

4.2                                                 Seller’s Indemnity Obligation.  If Closing shall occur, then effective from and after the Closing Date, and subject to the limitations set forth in Section 4.4, Seller shall DEFEND, INDEMNIFY and HOLD HARMLESS Buyer Group from and against any and all Claims arising out of, resulting from, or relating to:

(a)                                 any breach by Seller of Seller’s representations, warranties or covenants set forth in this Agreement;

(b)                                 the ownership, use or operation of the Excluded Assets; and

(c)                                  the Retained Liabilities.

In no event shall Seller have any obligation to provide indemnification for any matters to the extent accounted for in the Preliminary Settlement Statement or the Final Settlement Statement. Notwithstanding anything herein to the contrary, Buyer acknowledges that it has had the opportunity to conduct due diligence and investigation with respect to the Assets and the Companies.

4.3                                                 Buyer’s Indemnity Obligation.  If Closing shall occur, from and after the Closing Date, Buyer shall RELEASE, DEFEND, INDEMNIFY and HOLD HARMLESS Seller Group from and against any and all Claims arising out of, resulting from, or relating to:

(a)                                 any breach by Buyer of Buyer’s representations, warranties or covenants set forth in this Agreement; and

(b)                                 the Assumed Liabilities.

4.4                                                 Claim Periods, Deductible, Threshold, Cap and Materiality Exclusion.

(a)                                 Notwithstanding anything to the contrary, Seller shall have no obligation or liability under Section 4.2(a) for:

(i)                                     any Claim asserted against Seller hereunder, if Buyer has not provided Seller with an Indemnity Claim Notice within 12 months after the Closing Date with respect to such Claim;

(ii)                                  any Claim asserted against Seller hereunder, if such Claim has a value of $750,000 or less (the “Individual Indemnity Threshold”) (and these types of Claims shall not be counted in determining the Indemnity Deductible Amount);

(iii)                               any Claim asserted against Seller hereunder to the extent the aggregate of all Claims by Buyer does not exceed the Indemnity Deductible Amount, after which point the Buyer Group shall be entitled to defense and indemnification only to the incremental extent of the value of any Claims in excess of the Indemnity Deductible Amount; and

(iv)                              any Claims that in the aggregate exceed 10% of the Adjusted Purchase Price (for the avoidance of doubt, assuming an Adjusted Purchase Price of $800 million and aggregate Claims of $120 million, Seller would only be liable for $80 million (10% of the Adjusted Purchase Price) in Claims in excess of the $24 million (3% of the Adjusted Purchase Price) Indemnity Deductible Amount);

provided, the limitations above in Section 4.4(a) shall not apply to any Claim for breach of any of the Specified Representations and Warranties or any Claim for breach of any covenant or similar obligation of Seller occurring prior to the Closing. Notwithstanding anything herein to the contrary, under no circumstances shall the aggregate amount of Seller’s indemnification obligations under Section 4.2(a) exceed the Adjusted Purchase Price.

(b)                                 Any Claim for breach of the Specified Representations and Warranties must be asserted within the applicable statute of limitations and, except as otherwise expressly set forth herein, any Claim for breach of the covenants and similar obligations of Seller occurring prior to the Closing must be asserted within 12 months after the Closing Date.

(c)                                  Notwithstanding anything to the contrary contained in this Article 4, for the purposes of determining if there has been a loss resulting from the breach of any representation or warranty hereunder and the amount of the Claims in respect thereof, the representations and warranties shall, for purposes of this Article 4, be read without giving effect to any materiality, Material Adverse Effect or qualification with a similar meaning contained or incorporated directly or indirectly in such representation or warranty.

(d)                                 The period within which Seller may make Claims against Buyer under the provisions of Section 4.3(b) shall remain open forever, and the Buyer’s Indemnity Obligations under Section 4.3(b) shall survive forever.  The period within which Buyer may make Claims against Seller under the provisions of Sections 4.2(b) and 4.2(c) shall remain open forever, and the Seller’s Indemnity Obligations under Sections 4.2(b) and 4.2(c) shall survive forever.

4.5                                                 Notice of Claims.  If a Claim is asserted against a Person for which a Party may have Indemnity Obligations under this Agreement (an “Indemnity Claim”), the indemnified Person shall give the indemnifying Party written notice of the underlying Claim setting forth the particulars associated with the underlying Claim (including a copy of the written underlying Claim, if any) as then known by the indemnified Person (“Indemnity Claim Notice”).  For Indemnity Claims with respect to which the Individual Indemnity Threshold in Section 4.4 applies, an Indemnity Claim shall be deemed to have been made (subject to the provisions of Section 4.4) upon the indemnified Person’s providing an initial Indemnity Claim Notice to the indemnifying Party stating that the Claim underlying the Indemnity Claim could reasonably be expected to exceed the Individual Indemnity Threshold.  The indemnified Person shall, to the extent practicable, give an Indemnity Claim Notice within such time as will allow the indemnifying Party a reasonable period in which to evaluate and timely respond to the underlying Claim; provided, (a) failure to do so shall not affect an indemnified Person’s rights hereunder except for, and only to the extent that, such failure results in insufficient time being available to permit the indemnifying Party to effectively defend against the Claim or otherwise materially prejudices the indemnifying Party’s ability to defend against the Claim through the forfeiture of substantive rights or defenses; and (b) the foregoing shall not extend the time period set forth in Section 4.4(a) (if applicable to the Claim), but if an Indemnity Claim Notice is given to an indemnifying Party within the applicable time period (if any) with respect to such Claim set forth in Section 4.4(a), such Indemnity Claim Notice shall be effective, subject to the other limitations in Section 4.4 (if applicable), as to costs and expenses incurred or suffered after the expiration of any such time period, with respect to the matter described in such Indemnity Claim Notice.

4.6                                                 Defense of Non-Party Claims.  Upon receipt of an Indemnity Claim Notice involving a Non-Party for which an indemnifying Party believes it may have an obligation of indemnity under this Agreement, the indemnifying Party may, if it so elects in accordance with this Section 4.6 within thirty (30) Days from receipt of the Indemnity Claim Notice, admit its liability to defend the indemnified Party against such claim at the sole cost and expense of the indemnifying Party and assume the defense of the Non-Party Claim with counsel selected by the indemnifying Party, and the indemnified Person shall cooperate in all reasonable respects.  If any Non-Party Claim involves a fact pattern wherein each Party may have an obligation to indemnify the other Party, each Party may assume the defense of and hire counsel for that portion of the Non-Party Claim for which it may have an obligation of indemnity.  In all instances, the indemnified Person may employ separate counsel and/or participate in the defense of any Non-Party Claim; provided, if the indemnifying Party has assumed the defense of a Non-Party Claim pursuant to this Section 4.6 and has agreed to indemnify the indemnified Person, the fees and expenses of counsel employed by the indemnified Person shall be borne solely by the indemnified Person, unless in the opinion of counsel representation of both the indemnified Person and the indemnifying Party would be inappropriate under applicable standards of professional care due to actual or potential differing interests between such parties, in which case the fees and expenses of counsel selected by the indemnified Person (including one appropriate local counsel in each relevant jurisdiction) shall be borne by the indemnifying Party.  The indemnifying Party shall pay any judgment entered or settlement with respect to such Non-Party Claim. The indemnifying Party shall not, without the prior written consent of the indemnified Person, consent to the entry of any judgment or enter into any settlement with respect to such Non-Party Claim that does not include a provision whereby the plaintiff or claimant in the matter unconditionally releases the indemnified Person from all liability with respect to such Non-Party Claim in writing.  If the indemnifying Party does not admit its liability, or if the indemnifying Party assumes the defense of a Non-Party Claim pursuant to this Section 4.6 but fails to diligently defend against the Non-Party Claim, then the indemnified Person shall have the right to defend, at the sole cost and expense of the indemnifying Party (to the extent the indemnified Person is entitled to indemnification hereunder), the Non-Party Claim by all appropriate proceedings, with counsel of the indemnified Person’s choosing.  In such instances, the indemnified Person shall have full control of such defense and proceedings; provided, the indemnified Person shall not settle such Non-Party Claim without the prior written consent of the indemnifying Party; provided further, if the indemnifying Party fails to notify the indemnified Person in writing as to whether or not it consents to such settlement within 10 Days following its receipt of notice of such settlement from the indemnified Person, then such consent shall be deemed given.  The indemnifying Party may participate in, but not control, any defense or settlement controlled by an indemnified Person pursuant to this Section 4.6, and the indemnifying Party shall bear its own costs and expenses with respect to such participation.  Notwithstanding the other provisions of this Section 4.6, if the indemnifying Party disputes its potential liability to the indemnified Person under this Section 4.6 and if such dispute is resolved in favor of the indemnifying Party, the indemnifying Party shall not be required to bear the costs and expenses of the indemnified Person’s defense pursuant to this Section 4.6.

4.7                                                 Waiver of Certain Damages.  Subject to each Party’s obligation to indemnify the other for Claims by a Non-Party, each of the Parties expressly waives and releases, and shall cause its Affiliates to waive and release, special, indirect, consequential, punitive, remote, speculative and exemplary damages, including damages for lost profits of any kind with respect to any dispute arising under, related to, or in connection with this Agreement or any other agreement, contract or instrument contemplated herein or in connection with the transactions contemplated hereby.

4.8                                                 Survival of Claims.  Notwithstanding the termination of any Claim period set forth in Section 4.4(a), any Claim properly raised within the applicable time period for such Claim shall survive until such Claim and the Indemnity Obligations with respect thereto are resolved.  The Buyer’s Indemnity Obligations under Section 4.3(b) shall survive forever.  If no express survival period is set forth with respect to when a Claim may be asserted, the applicable statute of limitations with respect to such Claim will apply.

4.9                                                 Exclusive Remedy.  If Closing occurs, the Indemnity Obligations set forth in this Agreement shall be the exclusive remedies of each Party against the other Party for the breach of any representation or warranty or the breach of any covenant set forth in this Agreement occurring prior to the Closing or any Claim arising out of, resulting from or related to the transaction contemplated hereby, and each Party hereby releases, waives and discharges, and covenants not to sue (and shall cause its Affiliates to release, waive, discharge and covenant not to sue) with respect to, any Claims not expressly provided for in this Agreement, including Claims under state or federal securities laws and Claims available at common law, in equity or by statute.

4.10                                          Extent of Indemnification.  Without limiting the scope of the indemnification, disclaimer, release and assumption obligations set forth in this Agreement, to the fullest extent permitted by Law, an indemnified Person shall be entitled to indemnification hereunder in accordance with the terms hereof, regardless of whether the Claim or indemnifiable loss giving rise to any such Indemnity Obligation is the result of the sole, partial, active, passive, concurrent or comparative negligence, gross negligence, strict liability, other legal fault or responsibility, or violation of any Law of or by any such indemnified Person.

ARTICLE 5
DISCLAIMER

Buyer acknowledges and agrees that, except as otherwise expressly provided in Article 6 and in the special warranty set forth in the Assignment, neither Seller nor any Affiliate of Seller makes any representation or warranty, express, statutory, implied or otherwise with respect to the Assets or the Companies.  Except as otherwise expressly provided in Article 6 and in the special warranty set forth in the Assignment, Seller, for itself and its Affiliates, hereby expressly disclaims and negates any and all representations and warranties, express, statutory, implied or otherwise, and projections, forecasts, statements or information made, communicated or furnished (orally or in writing) to Buyer or any of its Affiliates or Representatives, associated with the Assets and the Companies, including any representation or warranty regarding:  (a) title, (b) costs, expenses, revenues, receipts, accounts receivable or accounts payable, (c) contractual, economic or financial information, (d) the financial viability or productivity or transportability of Hydrocarbons, (e) the environmental or physical condition or description of the Assets, (f) any federal, state, local or tribal income or other tax consequences, (g) the absence of patent or latent defects, (h) the condition of or state of repair of the Assets, (i) merchantability or conformity to models, plans, or drawings, (j) any rights of any member of Buyer Group under appropriate laws to claim diminution of consideration or return of the purchase price, (k) freedom from patents, copyright, trademark, or trade secret infringement, (l) warranties existing under applicable Law now or hereafter in effect, (m) fitness for a particular purpose, (n) production rates, re-completion opportunities, decline rates, gas balancing information or the quality, quantity or volume of the reserves of Hydrocarbons, if any, (o) legal or regulatory compliance, and (p) Environmental Liabilities.

ARTICLE 6
SELLER’S REPRESENTATIONS AND WARRANTIES

Seller represents and warrants to Buyer the following as of the date of this Agreement and (except to the extent any such representation or warranty expressly relates to an earlier date, in which case such representation or warranty shall be true and correct as of such earlier date) as of the Closing Date:

6.1                                                 Organization and Good Standing.

(a)                                 Each entity that constitutes Seller is a limited partnership or corporation, as applicable, duly organized, validly existing and in good standing under the Laws of the State of Delaware and has all requisite power and authority to own, operate and/or dispose of the Assets.

(b)                                 Each Company is a corporation duly organized, validly existing and in good standing under the Laws of the State of Alabama and has all requisite power and authority to operate its business as now conducted.  Each Company is in good standing, and is duly licensed or qualified to do business in all jurisdictions in which qualification is required by Law, except where the failure to qualify or be in good standing would not, individually or in the aggregate, have a Material Adverse Effect on the Companies.

6.2                                                 Authority; Authorization of Agreement.  Seller has all requisite power and authority to execute and deliver this Agreement and the Operative Documents to which it is a party, to consummate the transactions contemplated by this Agreement and the Operative Documents to which it is a party and to perform all of its obligations under this Agreement and the Operative Documents to which it is a party.  The execution, delivery and performance by Seller of this Agreement have been duly and validly authorized and approved by all necessary action on the part of Seller.  This Agreement constitutes, and the Operative Documents to which it is a party, when executed and delivered by Seller, shall constitute, the valid and binding obligations of Seller, enforceable against it in accordance with their respective terms, except as such enforceability may be limited by bankruptcy, insolvency or other Laws relating to or affecting the enforcement of creditors’ rights and general principles of equity (regardless of whether such enforceability is considered in a proceeding at law or in equity).

6.3                                                 No Violations.  Except for (i) Customary Post-Closing Consents, (ii) any consents or approvals listed on Schedule 6.3, and (iii) any preferential rights listed on Schedule 6.11, Seller’s execution and delivery of this Agreement and the Operative Documents to which it is a party and the consummation of the transactions contemplated by this Agreement by it shall not:

(a)                                 conflict with any of the terms, conditions or provisions of the organizational documents of Seller or the Companies;

(b)                                 violate any provision of, or require any filing, consent or approval under, any Laws applicable to Seller or the Companies; except where such violation or the failure to make or obtain such filing, consent or approval would not, individually or in the aggregate, have a Material Adverse Effect;

(c)                                  conflict with, result in a material breach of, constitute a material default under or constitute an event that with notice or lapse of time, or both, would constitute a material default under, accelerate or permit the acceleration of the performance required by, or require any consent, authorization or approval under any material agreement to which Seller or, any Company is a party or by which any of the assets of Seller or any Company is bound; or

(d)                                 result in the creation or imposition of any material lien or material encumbrance upon one or more of the Assets or the Assigned Shares, except for the Permitted Encumbrances and the Permitted Share Encumbrances, respectively.

6.4                                                 Capitalization.  Schedule 6.4 specifies the number of shares of capital stock of the Companies owned by Seller (the “Assigned Shares”).  The total number of shares of capital stock of the Companies issued, authorized or outstanding as of the Execution Date is set forth on Schedule 6.4.  The Assigned Shares have been duly authorized and validly issued, are fully paid and nonassessable and were not issued in violation of any Laws.  Except as described in Schedule 6.4 and for Permitted Share Encumbrances, the Assigned Shares are held, as set forth above, and will be delivered at Closing, free and clear of any encumbrances, and there are no options, warrants or rights of conversion or other rights, agreements, arrangements or commitments obligating any of the Companies to issue any of its shares or other securities, or securities convertible into or exchangeable for its shares or other securities.  Except as set forth in the organizational documents of the Companies provided to Buyer prior to the date hereof, the Assigned Shares are not subject to any voting trusts, proxies or other contracts or understandings with respect to voting, redemption, sale, transfer or other disposition thereof.

6.5                                                 Liability for Brokers’ Fees.  Seller has not incurred any liability, contingent or otherwise, for investment bankers’, brokers’ or finders’ fees relating to the transactions contemplated by this Agreement for which Buyer or any Affiliate of Buyer shall, directly or indirectly, have any responsibility whatsoever.

6.6                                                 Legal Proceedings.  Schedule 6.6 sets forth all material Legal Proceedings pending or, to Seller’s Knowledge, threatened in writing against Seller or its Affiliates in respect of any of the Assets or the Companies.

6.7                                                 Bankruptcy.  There are no bankruptcy, reorganization or receivership proceedings pending, being contemplated by or, to Seller’s Knowledge, threatened against Seller.

6.8                                                 Taxes.  Except as disclosed on Schedule 6.8, (i) all Tax Returns required to be filed by Seller with respect to the Assets, or, to the Seller’s Knowledge, by the Companies, have been timely filed, and all such Tax Returns were true, correct and complete in all material respects, (ii) all Taxes shown to be due on such Tax Returns of or with respect to the Assets or, to the Seller’s Knowledge, the Companies, have been timely paid, (iii) there are no Liens on any of the Assets or, to the Seller’s Knowledge, on any assets of the Companies that arose in connection with any failure (or alleged failure) to pay any Tax, (iv) there are no claims pending or threatened by any Taxing Authority in connection with any such Tax that would adversely affect the Assets or, to the Seller’s Knowledge, the Companies after the Closing, and (v) there are no Tax audits currently pending that would adversely affect the Assets or, to the Seller’s Knowledge, the Companies after the Closing.

6.9                                                 Material Contracts.

(a)                                 Schedule 6.9 sets forth Contracts of the type described below to which Seller (and/or one or more of its Affiliates) (and/or, in the case of clauses (vii) or (xiii), any Company) is a party and that relate to the Assets (and/or, in the case of clauses (vii) or (xiii), any Company) (the items listed or required to be listed on Schedule 6.9 that fall under the following categories are referred to as the “Material Contracts”):

(i)                                     any Contract that has resulted or can reasonably be expected to result in aggregate payments by or revenues to Seller (taken together with its Affiliates) of more than $125,000 (net to the interest of Seller and its Affiliates) during any year during the last five fiscal years or any subsequent fiscal year of Seller (based solely on the terms thereof and current volumes without regard to any expected increase in volumes or revenues);

(ii)                                  any Hydrocarbons gathering, transportation and processing or similar Contract that is not terminable without penalty on 60 Days or less notice;

(iii)                               any Contract (excluding Hedges) for the purchase, sale or exchange of any Hydrocarbons that is not terminable without penalty on 60 Days or less notice;

(iv)                              any Contract that constitutes a lease under which Seller (or its Affiliates) is the lessor or the lessee of real or personal property which lease (A) cannot be terminated by Seller without penalty on 60 Days or less notice and (B) involves an annual base rental of more than $125,000;

(v)                                 any farmout or farmin arrangement relating to the Assets;

(vi)                              any Hedges that would be included in the Assets or as Assumed Liabilities;

(vii)                           any contract that constitutes a non-competition agreement, area of mutual interest agreement or any other agreement that purports to restrict, limit or prohibit the manner in which, or the locations in which, Seller or its Affiliates or the Companies conducts business;

(viii)                        any contract containing “tag along” or similar rights allowing a third party to participate in future sales of any of the Assets or interests therein;

(ix)                              any contract related to seismic data relating to the Assets;

(x)                                 any saltwater disposal contract relating to the Assets with a term of 90 Days or more;

(xi)                              any compressor contract with a value in excess of $50,000 relating to the Assets (it being agreed that compressor contracts with a value less than $150,000 are not required to be listed on Schedule 6.9, but shall nevertheless be Material Contracts provided that they have a value in excess of $50,000);

(xii)                           any Contract with an Affiliate of Seller that will not be terminated prior to or in connection with the Closing; and

(xiii)                        the Specified Company Contracts.

(b)                                 Except as set forth on Schedule 6.9, the Material Contracts are in full force and effect in accordance with their respective terms in all material respects, there exist no material defaults thereunder by Seller or any Company or, to Seller’s Knowledge, by any other Person that is a party to such Material Contracts, and no event has occurred that with notice or lapse of time or both would constitute any material default under any such Material Contract by Seller or any Company or, to Seller’s Knowledge, any other Person who is a party to such Material Contract.  Prior to the execution of this Agreement, Seller has made available to Buyer true and complete copies of each Material Contract, as amended prior to the date hereof.  Seller has not received or given any unresolved written notice of termination or default with regards to any Material Contract.

6.10                                          No Violation of Laws.  Except as set forth on Schedule 6.10, (a) Seller has not violated any applicable Laws with respect to the ownership and operation of the Assets in any material respect and the Companies have not violated any applicable Laws with respect to their respective businesses in any material respect, and (b) Seller is not the subject of any pending or, to Seller’s Knowledge, threatened regulatory compliance or enforcement action related to the Assets and Seller has not received any notice alleging any violation of any Law applicable to the Assets and neither Company is the subject of any pending or, to Seller’s Knowledge, threatened regulatory compliance or enforcement action related to the Companies and Seller has not, and, to Seller’s Knowledge, neither Company has, received any notice alleging any violation of any Law applicable to the Companies, in each case, the resolution of which is currently outstanding.

6.11                                          Preferential Purchase Rights.  There are no preferential rights to purchase any Assets that are applicable to the transactions contemplated hereby (each, a “Preferential Purchase Right”) except as set forth on Schedule 6.11.

6.12                                          Imbalances; Payout Balances.  Schedule 6.12 sets forth (i) all Imbalances associated with the Assets as of April 1, 2013 and (ii) the estimated status of any “payout” balance (net to the interest of Seller) as of the dates shown for each Asset that is subject to a reversion or other adjustment at some level of cost recovery or payout.

6.13                                          Royalties etc.  Seller has paid all royalties and payments to working interest owners due with respect to interests in the Oil and Gas Properties, or if not paid, is contesting such amounts in good faith in the ordinary course of business.

6.14                                          Current Commitments.  Schedule 6.14 sets forth as of the Execution Date all authorities for expenditures in excess of $200,000 (“AFE’s”) (net to the interest of Seller) relating to the Oil and Gas Properties to drill or rework Wells or for other capital expenditures pursuant to any of the Material Contracts or any applicable operating agreement for which all of the activities anticipated in such AFE’s or commitments have not been completed as of the Execution Date.

6.15                                          Tax Partnerships.  Except as set forth on Schedule 6.15, no Asset is subject to any tax partnership agreement or provisions requiring a partnership income tax return to be filed under Subchapter K of Chapter 1 of Subtitle A of the Code or any similar state statute, and in the case of any Property subject to a tax partnership agreement, the tax partnership has an election in effect under Section 754 of the Code.

6.16                                          Production Taxes.  Except as disclosed on Schedule 6.16, during the period of Seller’s ownership of the Assets, all gross receipts, conservation, ad valorem, property, excise, production, severance and similar Taxes and assessments (including penalties and interest) based on or measured by the ownership or operation of the Assets, the production of Hydrocarbons therefrom, or the receipt of proceeds therefrom (“Production Taxes”) that have become due and payable have been properly paid, other than Production Taxes which have been contested in good faith, and no such contests are ongoing. Except as set forth in Schedule 6.16, all returns with respect to Production Taxes that are required to be filed by Seller have been timely filed and there are no audits, investigations, litigation or other proceedings pending, or, to the Knowledge of Seller, threatened, against Seller before any Governmental Authority relating to the payment of any Production Taxes imposed or based on Seller’s interest in the Properties or Hydrocarbons produced from such interest in the Properties. The transactions contemplated by this Agreement will not terminate any Tax incentive, holiday, abatement, or special appraisal method used by any Seller.

6.17                                          Employee Matters.

(a)                                 Seller has made available (or will make available as soon as reasonably practicable following the Execution Date) to Buyer true and complete copies of each material Benefit Plan.

(b)                                 There does not now exist, nor do any circumstances exist that would reasonably be expected to result in, any liabilities under Title IV of ERISA, Section 302 of ERISA or Sections 412 or 4971 of the Code, in each case, that could reasonably be expected to be a liability of Buyer following the Closing.

(c)                                  No Available Employee participates in a Multiemployer Plan or a Multiple Employer Plan.  Neither Seller nor any of its ERISA Affiliates has (i) at any time during the last six years contributed to or been obligated to contribute to any Multiemployer Plan or Multiple Employer Plan or (ii) incurred any liability to a Multiemployer Plan as a result of a complete or partial withdrawal from such Multiemployer Plan (within the meaning of Part I of Subtitle E of Title IV of ERISA) that has not been satisfied in full.

(d)                                 Except as set forth in Schedule 6.17(d), neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby shall (either alone or in conjunction with any other event) (i) result in any material payment becoming due to any Available Employee under any Benefit Plan that could reasonably be expected to be a liability of Buyer, (ii) materially increase any benefits otherwise payable under any Benefit Plan that could reasonably be expected to be a liability of Buyer following the Closing, or (iii) result in any acceleration of the time of payment, funding or vesting of any such benefits that could reasonably be expected to be a liability of Buyer to any material extent.

(e)                                  Neither Seller nor any of its Affiliates is party to or bound by any collective bargaining agreement with any labor organization in respect of the Available Employees. There is no (i) unfair labor practice, labor dispute (other than routine individual grievances) or labor arbitration proceeding pending or, to Seller’s Knowledge, threatened against Seller relating to the Companies, the Assets or the Available Employees, (ii) activity or proceeding by a labor union or representative thereof to organize any Available Employees, or (iii) lockouts, strikes, slowdowns, work stoppages or threats thereof by or with respect to such Available Employees.  Seller is in material compliance with all Laws regarding employment, employment practices, terms and conditions of employment and wages, except for noncompliance that would not reasonably be expected to be a liability of Buyer following the Closing.

6.18                        [Reserved].

6.19                         Investment Company.  None of Seller or any of the Companies is (a) an investment company or a company controlled by an investment company within the meaning of the Investment Company Act of 1940, as amended, or (b) subject in any respect to the provisions of said Act.

6.20                        Regulatory Status.  To the Knowledge of the Seller, all pipeline systems and related facilities comprising the Assets are “gathering facilities” that are exempt from regulation by the Federal Energy Regulatory Commission under the Natural Gas Act of 1938, as amended and in effect as of the date hereof (“NGA”).  To the Knowledge of the Seller, no consent is required in connection with the transactions contemplated by this Agreement or any agreement contemplated to be entered into in connection with the transactions contemplated by this Agreement under the Natural Gas Policy Act of 1978, as amended and in effect as of the date hereof (“NGPA”).  To the Knowledge of the Seller, none of Seller or any of the Companies is a natural gas company within the meaning of the NGA, and none of Seller or any of the Companies has operated any of the Assets in a manner that would subject Seller or such Company to the jurisdiction of, or invoke regulation by, the Federal Energy Regulatory Commission under the NGPA or the NGA with respect to the Assets.

6.21                        Easements.  Except as set forth in Schedule 6.21, each of the easements or similar rights of access used or held primarily for use in connection with the ownership or operation of the Assets is legal, valid, binding, enforceable and in full force and effect and Seller is not in material breach of or material default under any such easement or right, and to Seller’s Knowledge, no event has occurred or circumstance exists that, with the delivery of notice, the passage of time or both, would constitute such a breach or default, or permit the termination, modification or acceleration of rent under any such easement or right.

6.22                        Oil and Gas Operations.  Except as provided in Schedule 6.22, (i) all Wells operated by Seller or any of its Affiliates have been drilled, completed, operated and produced consistent with past practices and in compliance in all material respects with applicable leases, pooling and unit agreements, joint operating agreements and Laws, except for such practices and non-compliance as have not had, and would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect and (ii) Seller has not received any written notices or demands from any Governmental Authority or any other Person to plug any Wells or perform any mechanical integrity tests.

6.23                        Current Bonds.  Schedule 6.23 contains a list of all surety bonds, letters of credit and other similar instruments maintained by Seller or any of its Affiliates with respect to the Assets.

6.24                        No Undisclosed Material Liabilities.  There are no material liabilities of the Companies of any kind, other than: (i) liabilities disclosed, reflected, reserved against or otherwise disclosed in the financial statements supplied by Seller to Buyer prior to the Execution Date or included in Seller’s Affiliate’s publicly available financial statements; (ii) liabilities incurred in the ordinary course of business consistent with past practice since the dates of the financial statements referenced in subsection (i) above; and (iii) other undisclosed liabilities which, individually or in the aggregate, do not have a Material Adverse Effect.

6.25                        Company Gas Marketing.  Seller is receiving revenues in respect of sales of Hydrocarbons by the Companies.  Neither Company is a party to any volumetric commitments in respect of marketing of Hydrocarbons.  The prices paid by the Companies in respect of marketing of Hydrocarbons are consistent with generally prevailing pricing in the area in which the Companies operate.

ARTICLE 7
BUYER’S REPRESENTATIONS AND WARRANTIES

Buyer represents and warrants to Seller the following as of the date of this Agreement and as of the Closing Date:

7.1                                                 Organization and Good Standing.  Buyer is a limited partnership duly organized, validly existing and in good standing under the Laws of the State of Delaware and has all requisite power and authority to own the Assets.

7.2                                                 Authority; Authorization of Agreement.  Buyer has all requisite power and authority to execute and deliver this Agreement and the Operative Documents to which it is a party, to consummate the transactions contemplated by this Agreement and the Operative Documents to which it is a party and to perform all of its obligations under this Agreement and the Operative Documents to which it is a party.  The execution, delivery and performance by Buyer of this Agreement have been duly and validly authorized and approved by all necessary action on the part of Buyer.  This Agreement constitutes, and the Operative Documents to which it is a party, when executed and delivered by Buyer, shall constitute, the valid and binding obligation of Buyer, enforceable against it in accordance with their terms, except as such enforceability may be limited by bankruptcy, insolvency or other Laws relating to or affecting the enforcement of creditors’ rights and general principles of equity (regardless of whether such enforceability is considered in a proceeding at law or in equity).

7.3                                                 No Violations.  No consent is required to be obtained with respect to the consummation of the transactions contemplated by this Agreement by Buyer.  Buyer’s execution and delivery of this Agreement and the Operative Documents, to which it is a party and the consummation of the transactions contemplated by this Agreement by it shall not:

(a)                                 conflict with any of the terms, conditions or provisions of the organizational documents of Buyer;

(b)                                 violate any provision of, or require any material filing, consent or approval under any Laws applicable to Buyer; or

(c)                                  conflict with, result in a breach of, constitute a material default under or constitute an event that with notice or lapse of time, or both, would constitute a material default under, accelerate or permit the acceleration of the performance required by, or require any consent, authorization or approval under:  (i) any material agreement or any mortgage, indenture, loan, credit agreement or other agreement evidencing indebtedness for borrowed money to which Buyer is a party or by which Buyer is bound, or (ii) any order, judgment or decree of any Governmental Authority.

7.4                                                 Liability for Brokers’ Fees.  Buyer has not incurred any liability, contingent or otherwise, for investment bankers’, brokers’ or finders’ fees relating to the transactions contemplated by this Agreement for which Seller or any Affiliate of Seller shall, directly or indirectly, have any responsibility whatsoever.

7.5                                                 Claims, Disputes and Litigation.  There are no Legal Proceedings pending or, to Buyer’s Knowledge, threatened in writing against Buyer, that would reasonably be expected to prevent the consummation of the transactions contemplated by this Agreement.

7.6                                                Bankruptcy.  There are no bankruptcy, reorganization or receivership proceedings pending, being contemplated by or, to Buyer’s Knowledge, threatened against Buyer.

7.7                                                 Independent Evaluation.  Buyer is sophisticated in the evaluation, purchase, ownership and operation of oil and gas properties and related facilities.  Buyer acknowledges and agrees that Seller has not made any representations or warranties as to the Assets or the Companies except as expressly and specifically provided in Article 6 and the special warranty set forth in the Assignment, and that Buyer may not rely on any other representations or warranties made by Seller or its representatives or on any of Seller’s estimates with respect to reserves or the value of the Assets or the Companies, or any projections as to future events or other analyses or forward looking statements.  In making its decision to enter into this Agreement and to consummate the transaction contemplated herein, subject to the express representations of Seller set forth in this Agreement, Buyer has relied or shall rely solely on its own independent investigation and evaluation of the Assets and the Companies and the express provisions of this Agreement.

7.8                                                 Financing; Resources and Other Capabilities.  Buyer has as of the date hereof commitments for, and shall have as of the Closing Date, sufficient funds with which to pay the Adjusted Purchase Price and consummate the transactions contemplated by this Agreement.  Buyer will have as of the Closing Date the financial and technical capabilities to perform all of Buyer’s obligations assumed from Seller with respect to the Assets.

7.9                                                 Regulatory.  At the Closing, Buyer will be qualified to own and assume operatorship of all Leases, Wells and Assets comprising of a part of the Oil and Gas Properties, including federal oil, gas and mineral leases and Leases with the BLM or other Governmental Authorities, and the consummation of the transactions contemplated in this Agreement will not cause Buyer to be disqualified as such an owner or operator.

7.10                                          Buyer Financial Statements.  Buyer’s financial statements supplied to Seller, together with the notes thereto, are complete and correct in all material respects and present fairly in all material respects the financial position and the results of operations of Buyer as of the dates and for the periods therein indicated, and all such statements have been prepared and conformed with accounting principles generally applied on a consistent basis throughout the periods involved.  Since the last date of such financial statements, there has not been any material adverse effect on the business, assets, liabilities (actual or contingent), earnings, financial or other conditions or other operations of Buyer.

7.11                                          Securities Law Compliance.  Buyer is acquiring the Assigned Shares for its own account for use in its trade or business, and not with a view toward or for sale associated with any distribution thereof, nor with any present intention of making a distribution thereof within the meaning of the Securities Act and applicable state securities Laws.  Buyer is an “accredited investor” within the meaning of Regulation D of the Securities Act.

ARTICLE 8
COVENANTS

8.1                                                 Conduct of Business.

(a)                                 From the Execution Date until the Closing Date, with respect to the Assets and the Companies, unless Buyer shall otherwise consent in writing (which consent shall not be unreasonably withheld, delayed or conditioned),

(i)                                     Seller shall, and Seller shall, to the extent it has the Legal Right, cause the Companies to:

(A)                               operate the Assets (or such Company’s assets, in the case of the Companies) only in the usual, regular and ordinary manner consistent with past practice, and use its commercially reasonable efforts to preserve its present business operations relating to the Assets (or such Company’s assets, in the case of the Companies);

(B)                               maintain books, accounts and records in the usual, regular and ordinary manner, on a basis consistent with prior years, and comply in all material respects with all contractual and other obligations;

(C)                               maintain all material permits, approvals and registrations from and with Governmental Authorities applicable to the Assets (or such Company’s assets, in the case of the Companies) that are maintained by Seller or an Affiliate or a Company as of the date of this Agreement; and

(D)                               comply in all material respects with all applicable Laws and Orders to which the Assets (or such Company’s assets, in the case of the Companies) are subject;

(ii)                                  Seller shall not, and Seller shall, to the extent it has the Legal Right, cause the Companies not to:

(A)                               convey, sell, transfer, mortgage, pledge, encumber, dispose or abandon any part of the Assets (or such Company’s assets, in the case of the Companies) other than sales of Hydrocarbons in the ordinary course of business and sales of equipment that is no longer necessary in the operation of the Assets (or such Company’s assets, in the case of the Companies) or for which replacement equipment has been obtained;

(B)                               modify or terminate any Material Contract, other than any such Material Contract that terminates according to its terms;

(C)                               enter into any agreement that, if in existence as of the Execution Date, would be a Material Contract;

(D)                               let lapse any of Seller’s insurance in force with respect to the Assets (or such Company’s assets, in the case of the Companies) as of the Execution Date; provided, however, that if any such insurance terminates pursuant to its terms in effect as of the Execution Date, Seller will be obligated to renew or secure a replacement for such insurance only if such renewal or replacement is available on commercially reasonable terms;

(E)                                incur, propose or commit any capital expenditures for an individual project or matter, or series of related projects or matters, in excess of $100,000 (net to the interest of Seller) except in case of emergency or as may otherwise be required to prevent injury or damage to Persons, property or the environment or except for capital expenditures that have been approved prior to the Execution Date and set forth on Schedule 8.1(a)(ii)(E) or are covered by the AFE’s listed on Schedule 6.14;

(F)                                 other than as required by applicable Law, required by any Benefit Plan or in the ordinary course of business consistent with past practice, (I) increase in any manner or accelerate the vesting or payment of the compensation of or benefits payable to (or severance pay for) any Available Employee, or (II) enter into, establish, amend or terminate any Benefit Plan (or any plan, program, agreement or arrangement that would be a Benefit Plan if in effect as of the date hereof) or any collective bargaining agreement to which any Available Employee is subject;

(G)                               settle, waive or compromise any claim or other proceeding in a manner that would adversely affect in any material respect the ownership, operation, or use of the Assets taken as a whole or that would impose a liability on Buyer or its Affiliates or the Companies at or after the Closing; or

(H)                              authorize or agree to take any of the actions prohibited by any of the foregoing clauses (A) through (G).

(iii)                               Seller shall, to the extent it has the Legal Right, cause the Companies to not engage in any practice, take any action or enter into any transaction outside the ordinary course of business.  In addition, Seller shall, to the extent it has the Legal Right, cause the Companies not to:

(A)                               adopt any amendments to their governing or organizational documents, joint venture agreements or similar documents;

(B)                               issue, sell, split, combine, reclassify, redeem, acquire, or authorize any shares of its capital stock or other securities (including any securities exchangeable into or convertible into any such securities);

(C)                               authorize or pay any dividends on or make any distributions with respect to any securities, other than as required pursuant to its organizational documents in effect as of Execution Date;

(D)                               adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

(E)                                make any acquisitions or dispositions of any other person or business, make any loans, advances or capital contributions to any entity, or incur any indebtedness;

(F)                                 enter into any voting agreement or other agreement with respect to any of either Company’s outstanding securities; and

(G)                               authorize or agree to take any of the actions prohibited by any of the foregoing clauses (A) through (F).

Notwithstanding the preceding provisions of this Section 8.1(a), Buyer’s consent shall not be required with respect to any action taken by Seller required by any Contract disclosed on Seller’s Schedules as of the Execution Date, as required by Law or Order, or as specifically contemplated by other provisions of this Agreement.

(b)                                 Buyer shall respond to any request for consent pursuant to Section 8.1(a) within five Days following receipt of such request from Seller (or, if applicable, such shorter time period as may be required under the terms of the relevant Contract and indicated in such notice from Seller; provided that Seller has made such request promptly after becoming aware that consent would be required), and a failure to respond within such time period shall constitute Buyer’s consent to the matter addressed in the applicable notice.  Buyer acknowledges that Seller owns undivided interests in certain of the Assets, and Buyer agrees that the acts or omissions of the other working interests owners who are not Affiliates of Seller shall not constitute a breach of the provisions of this Section 8.1, nor shall any action required by a vote of working interest owners constitute such a breach so long as Seller has voted its interest in a manner that complies with the provisions of this Section 8.1.  Buyer acknowledges that as to those Oil and Gas Properties that are operated by a Person other than Seller or any Affiliate of Seller, the obligations of Seller in this Section 8.1 shall be construed to require that Seller use its commercially reasonable efforts (without being obligated to incur any expense or institute any cause of action) to cause the operator of such Assets to take such actions or render such performance within the constraints of the applicable operating and other applicable agreements and applicable Law.

8.2                                                 Return of Information.  In the event of termination of this Agreement, Buyer shall promptly comply with its obligations under the Confidentiality Agreement regarding the return and destruction of Confidential Information.

8.3                                                 Bonds and Other Credit Support.

(a)                                 Buyer acknowledges that various bonds, letters of credit, guarantees and/or cash deposits (collectively, “Security Arrangements”) have been provided by Seller and/or its Affiliates to Governmental Authorities or third parties to secure the payment and performance of plugging and abandonment obligations and other obligations related to the Assets, including those set forth on Schedule 6.23.  To the extent Seller or any of its Affiliates has any Seller Obligations with respect to any Security Arrangement set forth on Schedule 6.23, Buyer shall take such actions as are necessary to cause the Seller Obligations arising under such Security Arrangements to be released and terminated concurrent with the Closing.

(b)                                 If Seller becomes aware of any Security Arrangement not listed on Schedule 6.23, Seller shall promptly notify Buyer of the existence of such Security Arrangement and the Parties shall reasonably cooperate in seeking to have the Seller Obligations arising under such Security Arrangements (and such Security Arrangements) to be released and terminated as soon as is reasonably practicable after receipt of such notice. For a Security Arrangement that is (i) necessary for Buyer’s ownership or operation of the Assets in compliance with applicable

Law or applicable Contracts or (ii) which arises from or is related to an Assumed Liability and has a nominal value of less than $1,000,000, then Buyer and Seller shall take all such actions as are necessary to cause the Seller Obligations to be promptly released and terminated, including, if necessary, creating replacement Security Arrangements for the benefit of Seller.  For other non-scheduled Security Interests, arising under such Security Arrangements, Buyer shall continue to use all reasonable efforts to work with Seller to have the Seller Obligations arising under such Security Arrangement to be released and terminated as soon as reasonably possible following the Closing.  Nothing in this Section 8.3 shall limit Buyer’s indemnification obligations hereunder.

8.4                                                 Record Retention.  Buyer, for the longer of seven years following Closing or the complete abandonment of the property covered by the applicable Records, will retain the Records.  Each party will provide the other party, its Affiliates, and its and their officers, employees and representatives with access to the Records in its possession during normal business hours for review and copying at the requesting party’s expense and provide the other party, its Affiliates, and its and their officers, employees and representatives with access, during normal business hours, to materials received or produced after Closing relating to any indemnity claim made under Section 4.2 for review and copying at such other party’s expense; provided however, that either party may destroy records in its possession after offering the other party the reasonable opportunity to take possession of such records, at such other party’s expense.

8.5                                                 Notifications.  Buyer will notify Seller promptly after the discovery by Buyer that any representation or warranty of Seller contained in this Agreement is, becomes or will be untrue in any material respect on or before the Closing Date.

8.6                                                 Release of Liens.  Concurrent with the Closing, all liens and security interests (if any) encumbering any of the Assets and securing any debt facilities maintained by Seller or any Affiliate of Seller shall be terminated; provided, the preceding provision shall not modify the terms of Section 8.3.

8.7                                                 Consents.

(a)                                 Seller shall use commercially reasonable efforts to procure all consents required to assign and transfer the Assets from Seller to Buyer (including the Specified Consent), and Buyer shall reasonably cooperate with Seller in seeking to obtain such consents, but, in each case, except as otherwise agreed, (x) without being obligated to pay any consideration or waive or release any material right or privilege to obtain such consent and (y) without giving rise to or imposing any Buyer Incremental Cost.  If the Parties are not able to effect the assignment of any of the Assets at Closing due to the lack of a required Non-Party consent to transfer the same, then, except as otherwise provided herein, such Assets shall not be deemed assigned at Closing; provided, however, that for up to 180 Days after Closing, Seller shall use commercially reasonable efforts to institute alternative arrangements, as mutually agreed with Buyer, intended to put the Parties in substantially the same economic position as if such non-assigned Asset (other than the Contract subject to the Specified Consent) had been assigned.  If at the end of such 180 Day period the required consent has not been obtained, then the Parties shall discuss in good faith what further mutually agreeable actions (if any) will be taken with respect to such Asset (other than the Contract subject to the Specified Consent).

(b)                                 As to any Contract for which consent is required, subject to Sections 8.7(c), (d) and (e), until any such consent is obtained, to the extent permissible under Law and under the terms of such Contract, Seller shall use commercially reasonable efforts post-Closing:  (i) to continue to perform at the reasonable direction of and for the benefit of Buyer the liabilities and obligations under or with regard to such Contract and enforce at the reasonable direction of and for the benefit of Buyer any and all claims, rights and benefits under such Contract, and (ii) hold such Contract in trust for the benefit of Buyer and shall promptly forward to Buyer any monies or other benefits received that are attributable to such Asset.  Subject to compliance with the prior sentence, Buyer shall promptly reimburse Seller for, and shall RELEASE, DEFEND, INDEMNIFY and HOLD HARMLESS Seller Group from and against, any and all Claims incurred by Seller or any member of the Seller Group in connection with any action taken by Seller pursuant to the preceding sentence, IN EACH CASE, REGARDLESS OF THE SOLE, PARTIAL, ACTIVE, PASSIVE, CONCURRENT OR COMPARATIVE NEGLIGENCE, GROSS NEGLIGENCE, STRICT LIABILITY OR OTHER LEGAL FAULT OR RESPONSIBILITY OF ANY MEMBER OF THE SELLER GROUP.  If the foregoing arrangements are not permissible under Law or under the terms of the Contract, then the Parties shall use commercially reasonable efforts to take such other actions or put into place such other arrangements as are permissible with regard to the non-assigned Contract so as to provide the Parties with the same economic results as would otherwise have resulted.

(c)                                  If the assignment of a Lease or Contract is subject to a consent requirement and (i) the Person holding such Consent right is not a Governmental Authority, (ii) the Lease or Contract (other than the Contract subject to the Specified Consent) does not contain language to the effect that the lessor or counterparty thereto (as applicable) will have the right to terminate the Lease or Contract if an assignment is made without the consent requirement being satisfied, and (iii) the failure to obtain such consent would not cause the assignment to Buyer to be void or violate the applicable Lease or Contract, then, in each case, such Lease or Contract (other than the Contract subject to the Specified Consent) shall be assigned to Buyer at Closing and following the Closing Seller and Buyer shall continue the use of commercially reasonable efforts to obtain the required consent (but without giving rise to or imposing any Buyer Incremental Cost) and Buyer shall have no claim against, and Seller shall have no Liability for, the failure to obtain any such consent.

(d)                                 If the assignment of a Lease or Contract (other than the Contract subject to the Specified Consent) is subject to a consent requirement and (i) the Person holding such Consent right is a Governmental Authority, (ii) the Lease or Contract contains language to the effect that the lessor will have the right to terminate the Lease or Contract if an assignment is made without the consent requirement being satisfied, or (iii) the failure to obtain such consent would cause the assignment to Buyer to be void or violate the applicable Lease or Contract, and the required consent is not obtained by the Closing (in such case, a “Consent Agreement”), then, in each case, such Consent Agreement shall be excluded from the Assets to be assigned and sold to Buyer hereunder and the Base Purchase Price shall be reduced by the Allocated Value of the excluded Consent Agreement, if any.  Following the Closing, Seller shall continue to use commercially reasonable efforts to procure such consent within 180 Days following the Closing, with Buyer lending reasonable assistance (but without giving rise to or imposing any Buyer Incremental Cost).  If at the end of such 180-Day period the required consent has not been obtained, then the Parties shall discuss in good faith what further mutually agreeable actions (if any) will be taken with respect to such Consent Agreement.  If during such 180 Day period the required consent is obtained, then Seller shall notify Buyer and Buyer shall purchase, on or before 10 Business Days following receipt of such notice, the Consent Agreement under the terms of this Agreement for a price equal to the Allocated Value of such Consent Agreement, if any.  To the extent such Consent Agreement has not been included in determining the Adjustments to be made pursuant to Section 2.5 (excluding Section 2.5(b)(vi)), then any Adjustments that are specific to such Consent Agreement shall be calculated and contemporaneous with the payment of any such Allocated Value there shall be applied as a deduction to such Allocated Value (if the sum of the downward Adjustments exceeds the sum of the upward Adjustments) the net amount resulting from such Adjustments or there shall be applied as an addition to such Allocated Value (if the sum of the upward Adjustments exceeds the sum of the downward Adjustments) the net amount resulting from such Adjustments.

(e)                                  Notwithstanding anything in this Section 8.7 to the contrary, if the Specified Consent is not obtained prior to Closing, then the Assets subject to such Specified Consent shall become Excluded Assets and the Base Purchase Price shall be reduced by the Allocated Value of such Assets in accordance with Section 2.5(b)(vi).

(f)                                   Notwithstanding anything to the contrary, the failure to obtain any required consent for the assignment of a Lease to Buyer shall not constitute a Title Defect.

(g)                                  Solely for purposes of this Section 8.7, Contracts shall be deemed to include Surface Contracts.

8.8                                                 Preferential Purchase Rights.

(a)                                 With respect to each Preferential Purchase Right applicable to the transactions contemplated hereby, Seller shall send, within seven (7) Business Days following the Execution Date, to the holder of each such right a written notice in compliance with the contractual provisions applicable to such Preferential Purchase Right (after providing Buyer with a copy of, and a reasonable amount of time to comment on, each such notice).

(b)                                 If, prior to Closing, any holder of a Preferential Purchase Right notifies Seller that it intends to consummate the purchase of any part of the Assets to which its Preferential Purchase Right applies (in such case, a “Preferential Right Property”), that Preferential Right Property shall be excluded from the transactions hereunder, and the Base Purchase Price shall be reduced by the Allocated Value of the excluded Preferential Right Property.  Seller shall be entitled to all proceeds from the holder of a Preferential Purchase Right who exercises its right to purchase a Preferential Right Property prior to Closing.  If the holder of such Preferential Right Property thereafter fails to consummate the purchase of the Preferential Right Property covered by such right on or before 60 Days following the later of the Closing Date or the expiration of the time for exercising such Preferential Purchase Right, then Seller shall notify Buyer and Buyer shall purchase, on or before 10 Business Days following receipt of such notice, the Preferential Right Property under the terms of this Agreement for a price equal to the Allocated Value of such Preferential Right Property.

(c)                                  If, by Closing, a Preferential Purchase Right burdening any Preferential Right Property has not been exercised, the time for exercising such Preferential Purchase Right has not expired and such Preferential Purchase Right has not been waived, then that Preferential Right Property shall be excluded from the transactions hereunder, and the Base Purchase Price shall be reduced by the Allocated Value of such excluded Preferential Right Property.  If the time for the exercise of the Preferential Purchase Right with respect to any excluded Preferential Right Property described in this Section 8.8(c) expires following the Closing without the exercise of such Preferential Purchase Right by the holder thereof or such Preferential Purchase Right is waived, then Seller shall notify Buyer and Buyer shall purchase, on or before 10 Business Days following receipt of such notice, such Preferential Right Property from Seller, under the terms of this Agreement for a price equal to the Allocated Value of such Preferential Right Property.  All Preferential Right Properties for which applicable Preferential Purchase Rights have been waived prior to Closing, or as to which the period to exercise such right has expired prior to Closing without such right being exercised, shall be sold to Buyer at Closing pursuant to the provisions of this Agreement.

(d)                                 To the extent any Preferential Right Property is purchased by Buyer following the Closing pursuant to Section 8.8(b) or (c) and such Preferential Right Property has not been included in determining the Adjustments to be made pursuant to Section 2.5 (excluding Section 2.5(b)(vi)), then the Adjustments that are specific to such Preferential Right Property shall be calculated and contemporaneous with the payment of the Allocated Value for such Preferential Right Property there shall be applied as a deduction to such Allocated Value (if the sum of the downward Adjustments exceeds the sum of the upward Adjustments) the net amount resulting from such Adjustments or there shall be applied as an addition to such Allocated Value (if the sum of the upward Adjustments exceeds the sum of the downward Adjustments) the net amount resulting from such Adjustments.

8.9                                                 Operatorship.  On or before seven Days prior to Closing, Seller shall use reasonable efforts to send notices to all co-working interest owners of the Assets that Seller currently operates (using last known names and addresses from Seller’s files) indicating that it is resigning as operator contingent upon and effective at Closing, and nominating and recommending Buyer (or, at Buyer’s request, an Affiliate of Buyer designated by Buyer) as successor operator, subject to and in reliance on Buyer’s representations, warranties, covenants and agreements in this Agreement.  Seller will, upon Buyer’s request, reasonably assist Buyer in its efforts to succeed Seller as operator of the applicable Assets, but in each case (x) without Seller being obligated to pay any consideration or waive or release any right or privilege as part of such assistance and (y) without giving rise to or imposing any Buyer Incremental Cost.  Buyer acknowledges and agrees that the co-working interest owners may not allow Buyer to succeed Seller as operator and that Seller has made no representation, warranty or other guarantee that Buyer will succeed Seller as operator.  Buyer shall promptly, following Closing, file all appropriate forms, and declarations or bonds with Governmental Authorities relative to its assumption of operatorship if Buyer elects to assume operatorship.  For all Seller-operated Assets for which Buyer wishes to assume operatorship, Seller, subject to compliance with all applicable operating agreements, shall execute and deliver to Buyer at Closing and Buyer shall promptly file all the appropriate forms with the applicable Governmental Authorities transferring operatorship of such Assets to Buyer.  As to those Assets for which Buyer shall become the operator, the Parties shall use commercially reasonable efforts to cause the transfer of operatorship to occur as of the date Seller ceases to be obligated to provide operating services pursuant to the Transition Services Agreement.  If Buyer elects not to assume operatorship, Buyer shall lend reasonable assistance to Seller in obtaining the transfer of operatorship to the non-Party assuming operatorship.

8.10                                          Employment Matters.

(a)                                 Buyer agrees that, without Seller’s prior written consent and excepting only as expressly otherwise provided below, until one year after the Closing Date, Buyer shall not, and shall cause its Affiliates not to, directly or indirectly solicit for employment or hire any employee or contractor of Seller or any of its Affiliates, except as to the Available Employees (excluding those who have received severance from Seller or its Affiliates in connection with termination of their employment), as defined in Section 8.10(b) below; provided that, so long as Buyer has not breached its obligations under this Section 8.10(a), neither Buyer nor its Affiliates shall be precluded from (i) making general solicitations to the public or industry that are not directly or indirectly targeted at such employees or (ii) hiring any such employee or contractor who (1) responds to any advertisement to the public or the industry generally that is not directly or indirectly targeted at employees of the Seller or any of its Affiliates, or (2) has been terminated (and not rehired) by Seller or any of its Affiliates (but excluding, for avoidance of doubt, any such Available Employee who has received severance from Seller or its Affiliates in connection with such termination).  In the event that Buyer or its Affiliates breach their covenant set forth in the preceding sentence, as liquidated damages, Buyer shall reimburse Seller or its Affiliate, as the case may be, for any severance benefits paid by Seller or its Affiliate, as the case may be, to such Available Employee pursuant to a written severance arrangement in effect on the date hereof.

(b)                                 Buyer or its Affiliates, in its and their sole discretion, may make offers of employment to those certain of the Seller’s or Seller’s Affiliates’ employees whose identity is communicated in a notice to Buyer, which notice shall be delivered by Seller to Buyer on the Execution Date and shall contain each such employee’s name, position, location, and compensation information, and whose employee identification numbers, positions, and locations are set forth on Schedule 8.10(b) (the “Available Employees”).  Such offers will be at base salaries or hourly base wages, as applicable, that are no less favorable than the base salaries or hourly base wages, as applicable, of such Available Employees on the Closing Date and employee benefits that are substantially comparable in the aggregate to the employee benefits provided by Buyer or its Affiliates, as applicable, to its similarly situated employees (each such offer, a “Qualifying Offer of Employment”).  From and after the date of delivery of such notice until the Closing Date, and subject to all contact and communication with such individuals being coordinated through Seller’s human resources department (which shall promptly cooperate with the reasonable requests of Buyer in respect thereof), Buyer may interview such Available Employees during normal business hours.  With respect to each of the Available Employees hired by Buyer, its Affiliates, or any third party contractor on behalf of and at the request of Buyer or its Affiliates (each a “Business Employee”), whose employment with Buyer is terminated during the period commencing on the Closing Date and ending on the first anniversary of the Closing Date, Buyer shall provide such Business Employee with severance benefits equal in value to those that such Business Employee would have received under the EP Energy Severance Plan in effect as of the Execution Date (the “Severance Plan”).

Notwithstanding anything to the contrary contained in this Section 8.10, Buyer shall be solely responsible for any severance payments and benefits which may be payable to any Business Employees as a result of any termination of employment that occurs following the Closing Date and Seller shall be solely responsible for any severance payments or benefits (whether under the Severance Plan or otherwise) which may be payable to any Business Employee as a result of any termination of employment that occurs or is deemed to have occurred under the Severance Plan on or prior to the Closing Date (without any action of Buyer).  No later than five Days prior to the Closing Date, Seller shall provide Buyer with the aggregate amount of all severance obligations under the Severance Plan in respect of Available Employees (assuming for such purpose that each Available Employee becomes a Business Employee whose employment is terminated by Buyer on the Day after the Closing Date).

(c)                                  All Business Employees shall become employees of Buyer or its Affiliate, as applicable, as of 12:00 a.m. of the respective local time where the Business Employees are located as of the Closing Date and, at such time, Buyer or its Affiliate, as applicable, shall become responsible for payment of all salaries, wages, and benefits and all other claims, costs, expenses, liabilities and other obligations related to Buyer’s or its Affiliate’s, as applicable, employment of the Business Employee accruing from and after the Closing Date.  Seller or its Affiliate, as the case may be, shall be responsible for all salaries, wages, and benefits and all other claims, costs, expenses, liabilities, and other obligations related to the employment of the Business Employees accruing before the Closing Date but excluding the obligations to be assumed by Buyer for each Business Employee pursuant to the provisions hereof.

(d)                                 All Business Employees shall cease active participation in all plans, programs and arrangements of Seller and its Affiliates relating to compensation and employee benefits as of immediately prior to the Closing Date.  As of the Closing Date, such Business Employee shall be permitted to participate in the plans, programs, and arrangements of Buyer and its Affiliates relating to compensation and employee benefits for which he or she is eligible pursuant to the terms thereof (each, a “Buyer Plan”).

(e)                                  To the extent any Business Employees become eligible to participate in any Buyer Plan, for purposes of determining eligibility to participate and vesting, service with Seller or its Affiliates shall be treated as service under such Buyer Plan.  Such service shall also be recognized for purposes of satisfying any pre-existing conditions, actively-at-work exclusions and waiting periods with respect to participation by and coverage of the Business Employees and their eligible dependents in Buyer Plans, provided that such credit is in compliance with the applicable legal requirements and terms of the Buyer Plans and to the extent permitted by any applicable third party insurance carrier.

(f)                                   As soon as reasonably practicable following the Closing Date, Seller shall pay, or shall cause its Affiliates to pay, to each Business Employee, in cash in a lump sum, the amount of any unused paid time off accrued by such Business Employee as of the Closing Date under Seller’s paid time off policy as in effect immediately prior to the Closing Date.  Without limiting the generality of Section 8.10(e), following the Closing, each Business Employee shall be eligible to participate in Buyer’s paid time off policy in accordance with its terms and subject to its conditions, provided that Buyer shall recognize such Business Employee’s service with

Seller and its Affiliates for all purposes under such policy, other than in respect of accrual of paid time off for the portion of the year in which the Closing occurs which precedes the Closing Date.

(g)                                  Schedule 8.10(g) sets forth the employee number of each Available Employee in respect of whom contributions have been made to any Benefit Plan that is a tax qualified contribution plan and as to which, as of the Execution Date, any amounts attributable to such contributions are unvested, and as to each such Available Employee the value of such unvested amounts.  As required by applicable Law, Seller shall, or shall cause its Affiliates to, adopt such resolutions and take such other actions as are required to provide that, effective as of the Closing, each Business Employee shall be fully vested in any benefit accrued by such Business Employee under any Benefit Plan that is a tax qualified contribution plan as of the Closing, including without limitation any matching contribution made by Seller on behalf of such Business Employee under any Benefit Plan that is a tax-qualified defined contribution plan.

(h)                                 Effective as of the Closing Date, Seller shall terminate the employment of any Available Employee who is not primarily located in Houston, Texas (as indicated by the employee location set forth on Schedule 8.10(b), such employee being a “Field Employee”) and is made and does not accept a Qualifying Offer of Employment. Seller agrees that, without Buyer’s prior written consent and excepting only as expressly otherwise provided below, until one year after the Closing Date, Seller shall not, and shall cause its Affiliates not to, directly or indirectly (i) solicit for employment any employee or contractor of Buyer (excluding those who have received severance from Seller or any of its Affiliates) or any Available Employee or (ii) hire any Business Employee or rehire any Field Employee; provided that, so long as Seller has not breached its obligations under this Section 8.10(h), neither Seller nor its Affiliates shall be precluded from (1) making general solicitations to the public or the industry generally that are not directly or indirectly targeted at Business Employees, or (2) hiring any Business Employee who responds to any such general solicitation or who has been terminated (and not rehired) by Buyer or any of its Affiliates.

8.11                                          HSR Act.  Seller and Buyer shall each promptly, and in any event within fifteen (15) Business Days of the date of this Agreement, make (or cause its relevant Affiliate to make) all required filings, including notifications required under the HSR Act, and prepare applications to each Governmental Authority as to which such filings or applications are necessary or appropriate in the consummation of the transaction contemplated hereby.  Each Party shall cooperate with and use all reasonable efforts to assist the other with respect to such filings and applications.  Buyer shall bear the cost of all filing or application fees payable to any Governmental Authority with respect to the transaction contemplated hereby, regardless of whether Buyer, Seller or any Affiliate of any of them is required to make the payment.

8.12                                         Change of Name.  As promptly as practicable, but in any case within 60 Days after the Closing Date, Buyer shall use commercially reasonable efforts to (1) eliminate the name “EP Energy” and any variants thereof from the Assets or the business of the Companies, (2) cease using in any way the phrase “EP Energy” with respect to the Assets or the business of the Companies, and (3) remove and cease to use all trademarks associated with Seller or its Affiliates with respect to the Assets or the business of the Companies.  Except with respect to such grace period for eliminating existing usage, for the avoidance of doubt, Buyer shall have no right to use any logos, trademarks or trade names belonging to Seller or any of its Affiliates.

8.13                                          Efforts.  Each Party shall use commercially reasonable efforts to take all actions and to do all things necessary to consummate, make effective and comply with all of the terms of this Agreement (including satisfaction, but not waiver, of the conditions to Closing for which it is responsible or of which it otherwise controls).  Without limiting the generality of the foregoing, from time to time after Closing, Seller and Buyer shall each execute, acknowledge and deliver to the other such further instruments as may be reasonably requested by the other Party, at such requesting Party’s cost, and as are commercially reasonable to be performed in order to accomplish more effectively the purposes of the transactions contemplated by this Agreement, including those post-Closing actions contemplated by Section 8.7 and Section 8.8.  Promptly after Closing, Buyer shall: (a) record the Assignment and all state and federal assignments executed at the Closing in all applicable real property records and/or, if applicable, all state and federal Governmental Authorities and Buyer shall provide to Seller copies of such recorded documents; (b) actively pursue the approval of all Customary Post-Closing Consents from the applicable Governmental Authorities; (c) actively pursue all other consents and approvals that may be required in connection with the assignment of the Assets to Buyer and the assumption of the rights, interests, obligations and liabilities assumed by Buyer hereunder that have not been obtained prior to Closing, provided that Seller shall reasonably cooperate with Buyer in obtaining such other consents and approvals, at Buyer’s sole cost and expense; and (d) deliver all notices that may be required in connection with the assignment of the Assets to Buyer and the assumption of the rights, interests, obligations and liabilities assumed by Buyer hereunder.

8.14                                          Records in Seller’s Possession.  Following Closing, Seller shall grant Buyer reasonable access (at reasonable times and upon reasonable notice) to the Records in Seller’s or its Affiliates’ possession.  Within 60 Days after the Closing Date (except as provided below), Seller shall furnish to Buyer originals or legible copies of the Records that are maintained by Seller or its Affiliates; provided, however that with respect any data and records relating (whether in whole or in part) to the Retained Interests, Seller shall retain all originals and provide Buyer with only legible copies thereof.  Any and all original Records retained by Seller shall be furnished to Buyer within 30 Days after Seller’s reasonable need for such Records ceases.  Buyer shall maintain the Records it acquires for a period of the longer of seven years after Closing or the complete abandonment of the property covered by the applicable Records and shall afford Seller full access to the Records as reasonably requested by Seller.  If Buyer desires to destroy any Records within such retention period, Buyer shall notify Seller in writing prior to such destruction and provide Seller the opportunity to take possession of the same at Seller’s sole cost.  Notwithstanding the foregoing, Seller shall have no obligation to deliver originals of any Records that are subject to requests or orders from any Governmental Authority not to dispose of such Records.

8.15                                          Investigation.  Buyer acknowledges that it has had the opportunity to conduct due diligence and investigation with respect to the Assets and the Companies.

8.16                                          Financial Information.  From and after the Execution Date until the third anniversary of the Closing Date (the “Access Period”), Seller shall, and shall cause its Affiliates and their respective officers, directors, managers, employees, agents and representatives to, provide reasonable cooperation to Buyer, its Affiliates and their agents and representatives in connection with Buyer’s or its Affiliates’ filings, if any, that may be required by the Securities and Exchange Commission, under securities Laws applicable to Buyer and its Affiliates (collectively, the “Filings”).  During the Access Period, Seller agrees to make available to Buyer and its Affiliates and their agents and representatives any and all books, records, information and documents that are attributable to the Assets in Seller’s or its Affiliates’ possession or control and access to Seller’s and its Affiliates’ personnel, in each case as reasonably required by Buyer, its Affiliates and their agents and representatives in order to prepare, if required, in connection with the Filings, financial statements meeting the requirements of Regulation S-X under the Securities Act, along with any documentation attributable to the Assets or otherwise related to Seller or its Affiliates required to complete any audit associated with such financial statements (it being acknowledged that Seller shall not be required to provide any pro-formas and forward-looking statements).  During the Access Period, Seller shall, and shall cause its Affiliates to, provide reasonable cooperation to the independent auditors chosen by Buyer (“Buyer’s Auditor”) in connection with any audit by Buyer’s Auditor of any financial statements of the Assets or of Seller or its Affiliates that Buyer or any of its Affiliates requires to comply with the requirements of the Securities Act or the Securities Exchange Act of 1934 with respect to any Filings.  During the Access Period, Seller and its Affiliates shall retain all books, records, information and documents relating to the Assets for the three fiscal years prior to January 1, 2013 and the period from January 1, 2013 through the Closing Date.  Buyer will reimburse Seller and its Affiliates, within 10 Business Days after demand in writing therefor, for any reasonable out-of-pocket costs incurred by Seller and its Affiliates in complying with the provision of this Section 8.16.  Notwithstanding the foregoing, nothing herein shall expand Seller’s representations, warranties, covenants or agreements set forth in this Agreement or give Buyer, its Affiliates or any Third Party any rights to which it is not entitled hereunder.  Buyer hereby releases the members of the Seller Group from, and shall fully protect, defend, indemnify and hold the members of the Seller Group harmless from and against, in each case, any and all Losses (including costs of investigation and reasonable attorneys’ and experts’ fees and expenses) relating to, arising out of or connected with, directly or indirectly, any actions, representations or certifications of Seller’s and its Affiliates’ personnel or auditors with respect to the access, records and cooperation provided pursuant to this Section 8.16, or Buyer’s use of the information contained in such records, or the inclusion of such financial records in any debt or equity offering documents or related materials.  THESE INDEMNITY AND DEFENSE OBLIGATIONS APPLY REGARDLESS WHETHER SUCH LOSSES ARE ATTRIBUTABLE TO OR ARISE OUT OF, SOLELY OR IN PART, THE SOLE, ACTIVE, GROSS, PASSIVE, CONCURRENT OR COMPARATIVE NEGLIGENCE, STRICT LIABILITY OR OTHER FAULT OR VIOLATION OF LAW OF OR BY ANY MEMBER OF THE SELLER GROUP; PROVIDED HOWEVER THE FOREGOING INDEMNITY AND DEFENSE OBLIGATIONS SHALL NOT APPLY WITH RESPECT TO THE WILLFUL MISCONDUCT OF ANY MEMBER OF THE SELLER GROUP.

ARTICLE 9
CONDITIONS PRECEDENT TO CLOSING

9.1                                                 Conditions Precedent to Seller’s Obligation to Close.  Seller shall consummate the sale of the Assets and the Assigned Shares as contemplated by this Agreement on the Closing

Date, provided that the following conditions precedent and those in Section 9.3 shall have been satisfied or have been waived in writing by Seller:

(a)                                 the representations and warranties of Buyer contained in this Agreement shall be true and correct in all material respects (other than those representations and warranties qualified with respect to materiality, which shall be true and correct in all respects) at and as of Closing as though such representations and warranties were made at and as of the Closing; and

(b)                                 Buyer shall have complied in all material respects with all covenants and obligations contained in this Agreement to be performed or complied with by Buyer at or prior to Closing.

9.2                                                 Conditions Precedent to Buyer’s Obligation to Close.  Buyer shall consummate the purchase of the Assets and the Assigned Shares as contemplated by this Agreement on the Closing Date, provided that the following conditions precedent and those in Section 9.3 shall have been satisfied or waived by Buyer:

(a)                                 the representations and warranties of Seller contained in this Agreement shall be true and correct in all material respects (other than those representations and warranties qualified with respect to materiality, which shall be true and correct in all respects) at and as of Closing as though such representations and warranties were made at and as of Closing (except to the extent any such representation or warranty expressly relates to an earlier date, in which case such representation or warranty shall be true and correct as of such earlier date); provided, that the foregoing condition shall be deemed to have been satisfied unless the individual or aggregate impact of all inaccuracies of such representations and warranties would constitute a Material Adverse Effect; and

(b)                                 Seller shall have complied in all material respects with all covenants and obligations contained in this Agreement to be performed or complied with by Seller prior to Closing; provided however, that Seller shall have complied with Section 8.6 in all respects concurrently with the Closing.

(c)                                  Buyer shall have received a certificate of non-foreign status signed by the appropriate party and sufficient in form and substance to relieve Buyer of all withholding obligations under Section 1445 of the Code.

9.3                                                 Condition Precedent to Obligation of Each Party to Close.  The Parties shall consummate the sale and purchase of the Assets and the Assigned Shares as contemplated by this Agreement on the Closing Date, provided that the following conditions precedent shall have been satisfied or have been waived by both Parties:

(a)                                 there shall be no Legal Proceeding instituted by a Governmental Authority having appropriate jurisdiction seeking to restrain, enjoin or otherwise prohibit the consummation of the transactions contemplated under the terms of this Agreement; and

(b)                                 All consents and approvals of any Governmental Authority (including expiration or termination of all applicable waiting periods under the HSR Act) required for the consummation of the transactions contemplated hereby, except for Customary Post-Closing

Consents, shall have been granted, or the applicable waiting period shall have expired or been terminated.

ARTICLE 10
THE CLOSING

10.1                                          Closing.  Closing shall take place at 10:00 a.m., Houston, Texas time, at the offices of Seller’s counsel, 1111 Louisiana, Houston, Texas 77002 on the 31st Day of July 2013, subject to the satisfaction or waiver of all of the conditions set forth in Article 9 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions) at least three (3) Business Days prior to such date (provided, that (1) if the Specified Consent has not been received and remain in full force and effect on such date, the Closing shall occur on a later date specified by Buyer that is not later than the Business Day immediately preceding the End Date and (2) if an 11.1(d) Proceeding has been initiated but not completed, the Closing shall occur three (3) Business Days after the completion of such 11.1(d) Proceeding), or such other date as may be mutually agreed to by the Parties (the “Closing Date”).  Seller shall provide Buyer with wiring instructions designating the account or accounts to which the Closing Amount is to be delivered.

10.2                                          Obligations of Seller at Closing.  At Closing, Seller shall deliver or cause to be delivered to Buyer, unless waived by Buyer, the following:

(a)                                 originals of the Assignment executed by Seller in sufficient counterparts and modified as necessary for recording in all applicable jurisdictions;

(b)                                 originals of the Seller Certificate executed by Seller;

(c)                                  originals of the Transition Services Agreement executed by Seller;

(d)                                 to the extent such shares are certificated, certificates evidencing the Assigned Shares duly endorsed in blank or accompanied by powers duly executed in blank or other duly executed instruments of transfer as required in order to validly transfer title in and to the Assigned Shares, and, to the extent the Assigned Shares are not certificated, other customary evidence of ownership;

(e)                                  bills of sale and/or vehicle titles required in connection with the transfer of the Assets;

(f)                                   deeds and mineral deeds in the form set forth on Exhibit G;

(g)                                  letters-in-lieu of transfer or division orders executed by Seller;

(h)                                 any forms required by any Governmental Authority relating to the assignment of the Assets and assumption of operations by Buyer; and

(i)                                     except as otherwise requested in writing by Buyer, resignation letters from each of the directors of the Companies appointed by Seller, effective as of the Closing.

Seller shall take such other actions and deliver such other documents as are contemplated by this Agreement.

10.3                                          Obligations of Buyer at Closing.  At Closing, Buyer shall deliver or cause to be delivered to Seller, unless waived by Seller, the following:

(a)                                 the Closing Amount by wire transfer;

(b)                                 originals of the Buyer Certificate executed by Buyer;

(c)                                  originals of the Transition Services Agreement executed by Buyer; and

(d)                                 evidence substantiating the replacement of the Security Arrangements pursuant to Section 8.3.

Buyer shall take such other actions and deliver such other documents as are contemplated by this Agreement.

ARTICLE 11
TERMINATION

11.1                                          Grounds for Termination.  Subject to Section 11.2, this Agreement may be terminated (except for the provisions referenced in Section 11.2) at any time prior to Closing upon the occurrence of any one or more of the following:

(a)                                 by the mutual written agreement of the Parties;

(b)                                 by either Party, if any Law or Order becomes final and effective that prohibits and makes illegal the consummation of the transaction contemplated by this Agreement, upon notification to the non-terminating Party by the terminating Party;

(c)                                  by either Party, if Closing has not occurred by 120 Days following the Execution Date (the “End Date”) through no breach of this Agreement by the terminating Party;

(d)                                 by either Party, upon written notice to the other Party, in the event that the sum of the downward adjustments to the Base Purchase Price for Title Defects and Environmental Defects that would apply in accordance with (x) in the case of any Title Defects or Environmental Defects other than 3.9(c) Assets and 3.19(c) Assets, the provisions of Section 3.9(a) or 3.19(a), as applicable and, (y) in the case of any 3.9(c) Assets or 3.19(c) Assets, Sections 3.9(c) and 3.19(c), respectively, in the aggregate (but without duplication), equal or exceed 10% of the Base Purchase Price.  For the avoidance of doubt, for purposes of this Section 11.1(d), clause (x) of the preceding sentence shall apply to all Title Defects and Environmental Defects other than the 3.9(c) Assets and 3.19(c) Assets without regard to Seller’s actual elections under Sections 3.9 or 3.19.  In the event the parties do not agree on any Title Defect Amount or Environmental Defect Amount after giving effect to Sections 3.12 and 3.17, respectively, the disputed Title Defect Amounts or Environmental Defect Amounts shall be resolved pursuant to the provisions of Section 3.15(a)(ii) or Section 3.21(b), respectively, except that the following time periods shall apply rather than the time periods specified in such sections: (1) the Title

Arbitrator or Environmental Arbitrator, as applicable, shall be mutually agreed and the matters submitted to such Title Arbitrator or Environmental Arbitrator within 20 Days of the end of the Defect Claim Date, and (2) the Title Arbitrator’s or Environmental Arbitrator’s, as applicable, determination shall be made within 15 Days (an arbitration under either of Sections 3.15(a)(ii) or 3.21(b) invoked for purposes of this Section 11.1(d), an “11.1(d) Proceeding”).

(e)                                  by either Party, upon written notice to the other Party, in the event that the sum of any Casualty Losses, in the aggregate, equals or exceed 10% of the Base Purchase Price;

(f)                                   by Buyer, (i) if Seller shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform would give rise to the failure of a condition set forth in Section 9.2 or (ii) if all of the conditions set forth in Article 9 have been satisfied or waived, as applicable, and Seller nevertheless refuses or fails to Close the transactions contemplated in this Agreement; provided that, in each case, Seller shall first be entitled to 10 Days notice and the opportunity to cure; and provided furthermore, that Buyer shall not be in breach at such time; or

(g)                                  by Seller, (i) if Buyer shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform would give rise to the failure of a condition set forth in Section 9.1 or (ii) if all of the conditions set forth in Article 9 have been satisfied or waived, as applicable, and Buyer nevertheless refuses or fails to Close the transactions contemplated in this Agreement; provided that, in each case, Buyer shall first be entitled to 10 Days notice and the opportunity to cure and provided furthermore that Seller shall not be in breach at such time.

Notwithstanding anything to the contrary set forth in Section 3.17, solely for purposes of determining whether Buyer shall have a right to terminate this Agreement pursuant to Section 11.1(d), Environmental Defects shall be deemed to include Environmental Conditions with respect to asbestos, asbestos containing materials, and NORM.

11.2                                          Effect of Termination.  A Party shall not have the right to terminate this Agreement under Sections 11.1(f) and Section 11.1(g) if it is then in breach of this Agreement.  If a Party may terminate this Agreement in accordance with Section 11.1 as the result of the breach by the other Party of this Agreement, or the refusal or failure of such Party to Close the transactions contemplated by this Agreement, then the Party so entitled to terminate this Agreement shall be entitled to pursue any and all available remedies available under law or in equity.  Buyer and Seller each agree to waive any requirement for the posting of a bond in connection with any such equitable relief in favor of the other Party.  If the obligation to Close the transactions contemplated by this Agreement is terminated pursuant to Section 11.1, then, except for those liabilities or obligations that have accrued prior to termination and provisions of this Agreement that by their nature should survive termination, this Agreement shall forthwith become void, and the Parties shall have no further liability or obligation hereunder.

11.3                                         Confidentiality.  Notwithstanding the termination of this Agreement or any other provision of this Agreement to the contrary but subject to the following sentence, the terms of the Confidentiality Agreement shall remain in full force and effect.  If Closing of the transaction contemplated under the terms of this Agreement occurs, the Confidentiality Agreement shall terminate (which termination shall be effective as of Closing) only with respect to Confidential Information covering the Assets.

ARTICLE 12
TAXES

12.1                                          Like Kind Exchange.  Seller and Buyer shall cooperate fully, as and to the extent reasonably requested by the other Party, in connection with enabling the transactions contemplated herein to qualify in whole or in part as a like-kind exchange within the meaning of Section 1031 of the Code.  Each of Seller and Buyer agree to indemnify the other Party against any and all costs and expenses incurred with respect to furnishing such cooperation.  Neither Party represents to the other that any particular tax treatment will be given to either Party as a result of the like-kind exchange.

12.2                                          Cooperation on Tax Matters.  Buyer and Seller shall cooperate fully, as and to the extent reasonably requested by the other Party, in connection with the filing of any Tax Return and any audit, litigation or other proceeding with respect to Taxes.  Such cooperation shall include the retention and (upon the other Party’s request) the provision of records and information which are reasonably relevant to any such audit, litigation or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.  Each of Buyer and Seller agrees (a) to retain all books and records with respect to Tax matters pertinent to the acquired Assets relating to any taxable period beginning before the Closing Date until the expiration of the statute of limitations (and, to the extent notified by Buyer or Seller, any extensions thereof) of the respective taxable periods, and to abide by all record retention agreements entered into with any Taxing Authority, and (b) to give the other Party reasonable written notice prior to transferring, destroying or discarding any such books and records and, if the other Party so requests, each Party shall allow the other Party the option of taking possession of such books and records prior to their disposal.  Buyer and Seller further agree, upon request, to use their commercially reasonable efforts to obtain any certificate or other document from any Taxing Authority or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed with respect to the transactions contemplated.

12.3                                          Proration of Property Taxes.  All ad valorem taxes, real property taxes, and similar obligations with respect to the taxable year or other period during which the Effective Time occurs shall be apportioned between Seller and Buyer as of the Effective Time based on an estimate of the assessment for the immediately preceding taxable year or other period, and the Base Purchase Price shall be reduced at Closing by the amount of such estimated taxes owed by and allocated to Seller for the portion of the taxable year or other period prior to the Effective Time.

12.4                                          Transfer Taxes.  Buyer shall be responsible for the payment of all state and local transfer, sales, use, stamp, registration or other similar Taxes (the “Transfer Taxes”) resulting from the transactions contemplated by this Agreement or any other transaction document.  Buyer and Seller shall cooperate in good faith to minimize, to the extent permissible under applicable Law, the amount of any such Transfer Taxes.

ARTICLE 13
MISCELLANEOUS

13.1                                          Notices.  All notices and other communications required or desired to be given hereunder must be in writing and sent (properly addressed as set forth below) by:  (a) U.S. mail with all postage and other charges fully prepaid, (b) electronic mail with a PDF of the notice or other communication attached (with the original sent by U.S. mail the same day such electronic mail is sent), or (c) facsimile transmission.  A notice shall be deemed effective on the date on which such notice is received by the addressee, if by mail, or on the date sent, if by facsimile (as evidenced by fax machine confirmation of receipt) or if by electronic mail (as evidenced by computer generated confirmation of receipt); provided, if such date is not a Business Day, then date of receipt shall be on the next date that is a Business Day.  Each Party may change its address by notifying the other Party in writing of such address change.

If to Seller:

EP Energy E&P Company, L.P.

and

EPE Nominee Corp.

1001 Louisiana Street

Houston, Texas 77002

Facsimile:

Attn:                    Vice President

Business Development

With a copy to:

EP Energy E&P Company, L.P.

and

EPE Nominee Corp.

1001 Louisiana Street

Houston, Texas 77002

Facsimile:  713.420.7026

Attn:  General Counsel

If to Buyer:

Atlas Resource Partners, L.P.

Park Place Corporate Center One

1000 Commerce Drive, Suite 400

Pittsburgh, PA 15275

Attention: General Counsel

Fax: 330-896-8518

With a copy to:

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, NY 10019

Facsimile:  212.403.2000

Attn:                    Mark Gordon

David K. Lam

13.2                                          Transaction and Filing Costs.  Buyer shall be responsible for recording and filing documents associated with the transfer of the Assets to it and for all costs and fees associated therewith, including filing the assignments with appropriate federal, state and local Governmental Authorities as required by applicable Law.  Buyer shall also be responsible for the payment of any and all stamp, documentary, real property transfer, sales, gross receipts, use or similar Taxes or assessments resulting from its acquisition of the Assets and the Assigned Shares contemplated by this Agreement.  As soon as practicable after recording or filing, Buyer shall furnish Seller with all recording data and evidence of all required filings including filings with the appropriate state counties and parishes.  Buyer shall also be responsible for obtaining Customary Post-Closing Consents applicable to the transaction contemplated hereunder and all costs and fees associated therewith.

13.3                                          Amendments and Severability.  No amendments or other modifications to this Agreement shall be effective or binding on either of the Parties unless the same are in writing, designated as an amendment or modification, and signed by both Seller and Buyer.  The invalidity of any one or more provisions of this Agreement shall not affect the validity of this Agreement as a whole, and in case of any such invalidity, this Agreement shall be construed as if the invalid provision had not been included herein.

13.4                                          Successors and Assigns.  Except as set forth in this Section 13.4, this Agreement may not be assigned, either in whole or in part, without the express written consent of the non-assigning Party.  The terms, covenants and conditions contained in this Agreement are binding upon and inure to the benefit of Seller and Buyer and their respective successors and permitted assigns.  Notwithstanding the foregoing, (a) each of Seller or Buyer may assign either this Agreement or any of its rights, interests or obligations hereunder without the prior written approval of the other Party to a third-party accommodator or qualified intermediary in connection with any like-kind exchange, as described in Section 12.1; and (b) until the third (3rd) Business Day after the date hereof, Buyer may assign this Agreement or any of its rights, interests or obligations hereunder to one or more of its Affiliates (including having the right to assign its right and obligation to acquire the Assets and Assumed Liabilities relating to the Arkoma basin, and its related obligations hereunder, to Atlas Energy, L.P. or a subsidiary thereof) without the prior written approval of the Seller; provided, however, in such instance, (i) Buyer shall remain liable for all obligations hereunder and (ii) Buyer and the relevant assignee shall be jointly and severally liable for the obligations assigned to such assignee.  No such assignment shall relieve the other Party of any of its obligations or liabilities under this Agreement.

13.5                                          Headings.  The titles and headings set forth in this Agreement have been included solely for ease of reference and may not be considered in the interpretation or construction of this Agreement.

13.6                                          Governing Law; Jurisdiction; Waiver of Trial by Jury.

(a)                                 This Agreement is governed by the Laws of the State of Texas, excluding any choice of law rules that may direct the application of the Laws of another jurisdiction.

(b)                                 The Parties agree that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transaction contemplated hereby shall be brought in the United States District Court for the Southern District of Texas or, if jurisdiction in such court is not available, any Texas state court sitting in Houston, so long as one of such courts shall have subject matter jurisdiction over such suit, action or proceeding, and that any cause of action arising out of this Agreement shall be deemed to have arisen from a transaction of business in the State of Texas, and each of the parties hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by Law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum.  Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court.

(c)                                  With respect to any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transaction contemplated hereby, the Parties agree to waive trial by jury.

13.7                                          No Partnership Created.  It is not the purpose or intention of this Agreement to create (and it should not be construed as creating) a joint venture, partnership or any type of association, and the Parties are not authorized to act as an agent or principal for each other with respect to any matter related hereto.

13.8                                          Public Announcements.  Neither Seller nor Buyer (including any of their agents, employees or Affiliates in either case) may issue a public statement or press release with respect to the transaction contemplated hereby (including the price and other terms) without the prior written consent of the other Party, except as required by Law or listing agreement with a national security exchange and then only after prior consultation with the other Party (to the extent permissible under applicable Law).

13.9                                          No Third Party Beneficiaries.  Nothing contained in this Agreement shall entitle anyone other than Seller and Buyer, their successors and permitted assigns or the express beneficiaries of indemnity provisions to any Claim, cause of action, remedy or right of any kind whatsoever, except that the Debt Financing Parties are third party beneficiaries of Section 13.17.

13.10                                  Construction.  The Parties acknowledge that they have had an adequate opportunity to review each and every provision contained in this Agreement and to submit the same to legal counsel for review and comment.  Moreover, the Parties have participated jointly in the negotiation and drafting of this Agreement.  Based on the foregoing, the Parties agree that the rule of construction that a contract be construed against the drafter, if any, not be applied in the interpretation or construction of this Agreement.

13.11                                   Schedules.  The inclusion of any matter upon any Schedule does not constitute an admission or agreement that such matter is material with respect to the representations and warranties contained herein.  The disclosure of a matter on a particular Schedule to Article VI shall be deemed to have been disclosed for all representations and warranties in Article VI of this Agreement to the extent that the applicability of such matter to such representations and warranties is reasonably apparent on its face.

13.12                                   Conspicuousness of Provisions.  The Parties acknowledge and agree that the provisions contained in this Agreement that are set out in “bold” satisfy the requirement of the “express negligence rule” and any other requirement at Law or in equity that provisions contained in a contract be conspicuously marked or highlighted.

13.13                                   Execution in Counterparts.  This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, all of which when taken together shall constitute one and the same agreement.

13.14                                   Entire Agreement.  Except for the Confidentiality Agreement, this Agreement supersedes all prior and contemporaneous negotiations, understandings, letters of intent and agreements (whether oral or written) between the Parties with respect to the subject matter hereof and constitute the entire understanding and agreement between the Parties with respect thereto.

13.15                                   Exclusivity Agreement.  As of the Execution Date, the letter agreement dated June 3, 2013 by and between Buyer and EP Energy E&P Company, L.P. shall be terminated and of no further force or effect.

13.16                                   Seller Obligations.  EP Energy E&P Company, L.P. shall cause EPE Nominee Corp. to comply with its obligations hereunder.

13.17                                   Debt Financing Parties.  It is agreed that any claims or causes of action brought against any financial institution providing financing to Buyer in connection with the transactions contemplated by this Agreement and its Affiliates, officers, directors, employees, attorneys, advisors, agents and representatives (each a “Debt Financing Party”) in its capacity as such will not be brought in any forum other than the federal and New York State courts located in the Borough of Manhattan within the City of New York and shall be governed by the law of the State of New York and the Parties hereto will not support any claim or cause of action brought against any Debt Financing Party outside of the federal and New York State courts located in the Borough of Manhattan within the City of New York.  Each Party hereto irrevocably waives any and all right to trial by jury in any legal proceeding involving any Debt Financing Party arising out of or related to this Agreement or the transactions contemplated hereby.  It is further agreed that the Debt Financing Parties are intended third-party beneficiaries of, and shall be entitled to the protections of, this provision.

[signatures follow on next page]

IN WITNESS WHEREOF, the Parties have executed this Agreement on the day and year first set forth above.

SELLER:

EP ENERGY E&P COMPANY, L.P.
by: EP ENERGY MANAGEMENT, L.L.C., its general partner

By:	/s/ Scott D. Anderson
Name:	Scott D. Anderson
Title:	Vice President

EPE NOMINEE CORP.

By:	/s/ Scott D. Anderson
Name:	Scott D. Anderson
Title:	Vice President

BUYER:

Atlas Resource Partners, L.P.
by: Atlas Resource Partners GP, LLC, its general partner

By:	/s/ Daniel C. Herz
Name:	Daniel C. Herz
Title:	Senior Vice President of Corporate
Development & Strategy

[Signature Page to Purchase and Sale Agreement]